1994   DOVER CORPORATION

                                   [FIGURE 1]

1994   DOVER CORPORATION


                 DOVER'S BUSINESS GOAL IS TO BE THE LEADER IN ALL THE MARKETS WE SERVE. WE EARN THAT STATUS BY APPLYING A SIMPLE PHILOSOPHY TO THE MANAGEMENT OF OUR BUSINESSES. THIS REQUIRES US TO:

                      - Perceive our customers' real needs for products and support.

                      - Provide better products and services than the competition.

                      -     Invest to maintain our competitive edge.

                      - Ask our customers to pay a fair price for the extra value we add.

                 SERVICE TO OUR CUSTOMERS, PRODUCT QUALITY, INNOVATION AND A LONG-TERM ORIENTATION ARE IMPLICIT IN THIS CREDO. PURSUIT OF THIS MARKET LEADERSHIP PHILOSOPHY BY ALL OUR BUSINESSES, PLUS... VALUE ORIENTED ACQUISITIONS OF COMPANIES THAT SHARE THIS PHILOSOPHY, PLUSe A DECENTRALIZED MANAGEMENT STYLE THAT GIVES THE GREATEST SCOPE TO THE TALENTED PEOPLE WHO MANAGE THESE COMPANIES... HAVE COMBINED TO PRODUCE IMPRESSIVE FINANCIAL RESULTS FEATURING:

                      -      Long-term earnings growth.

                      -      High cash flow.

                      -      Superior returns on stockholders' equity.

TABLE OF CONTENTS


                      Comparative Highlights................   1
                      To Our Stockholders...................   2
                      Dover Resources.......................   6
                      Dover Industries......................   9
                      Dover Technologies....................  12
                      Dover Diversified.....................  15
                      Dover Elevator International..........  18


1994  COMPARATIVE HIGHLIGHTS
(Dollars in thousands except per share figures)

                                                                                                  Increse 1994
                                             1994                 1993                  1992       versus 1993
==============================================================================================================
Net sales                              $3,085,276           $2,483,928           $2,271,580                 24%
Earnings before taxes                  $  306,859           $  245,542           $  200,335                 25%
Net Earnings                           $  202,373           $  158,254           $  129,707(1)              28%
Per Common Share
  Net Earnings                         $     3.54           $     2.77           $     2.24                128%
  Dividends                            $      .98           $      .90           $      .86                  9%
  Book value                           $    17.55           $    15.22           $    14.10
Capital expenditures                   $   84,473           $   47,532           $   42,441
Acquisitions(2)                        $  187,704           $  321,002           $  111,243
Purchase of treasury stock             $   29,733           $    2,329           $   85,457
Cash flow(3)                           $  298,162           $  235,223           $  207,164
Return on average equity                     21.7%                18.9%                15.9%
Approximate number of stockholders         10,000               10,000               10,000
Number of employees                        22,992               20,445               18,827
==============================================================================================================


(1)1992 net earnings and net earnings per common share include $565 and 1 cent per share, respectively, applicable to the net cumulative effects of changes in accounting principles for the adoption of SFAS 109, "Accounting for Income Taxes" and SFAS 106 "Employers" Accounting for Postretirement Benefits Other Than Pensions."
(2)See Notes to Consolidated Financial Statements, note 2.
(3)Represents net earnings plus depreciation and amortization.


PAGE 1
- ------

DOVER CORPORATION


                       10--YEAR EARNINGS PER SHARE GROWTH

                            Dover Corporation      S&P 400 Industrials

             1984                  100                     100
             1985                  100                      85
             1986                   86                      80
             1987                  117                     113
             1988                  157                     145
             1989                  162                     146
             1990                  181                     135
             1991                  152                      94
             1992                  159                     108
             1993                  196                     122
             1994                  251                     175


1984 = 100



                          EARNINGS GROWTH CONSISTENCY
             (ten year E.P.S. growth for the periods ending 12/31)
                                      (%)


                            Dover Corporation      S&P 400 Industrials


             1984                  455                      186
             1985                  414                      178
             1986                  281                      135
             1987                  317                      175
             1988                  352                      198
             1989                  285                      162
             1990                  250                      151
             1991                  160                       --
             1992                  178                      147
             1993                  254                      149
             1994                  251                      175

                                      1

DOVER  DEAR STOCKHOLDER,

[PHOTO]


As expected, Dover set a new earnings per share record in 1994, at $3.54, a gain of 28% over the prior year's $2.77 per share. This was an even stronger increase than the 24% gain achieved in 1993, and exceeded the expectation we communicated at the beginning of the year.

Sales rose 24% to almost $3.1 billion, an increase of $601 million, reflecting both internal growth at most Dover companies and the effect of our vigorous acquisition activity in 1993 and 1994.

Last year, we noted that companies acquired in 1993 added $155 million to Dover's 1993 sales. The internal growth of these businesses, and their inclusion for a full year, led to a further sales contribution in 1994 of approximately $260 million, representing about 10 percentage points of the 24% year-to-year sales gain. Additionally, the companies acquired during 1994 added $151 million to our 1994 sales, accounting for 6 percentage points of the sales gain. The 1994 sales growth of businesses Dover owned at the start of 1993 averaged approximately 10% (adjusted for the effect of the spinoff of DOVatron in mid-1993).

While these acquisitions provided the bulk of our sales growth, the major portion of our earnings gain came from the internal growth of our existing companies. Companies acquired in 1994 made no contributions to earnings per share because of acquisition-related costs and interest income foregone. Companies acquired in 1993 contributed about $.35 cents per share to our overall reported gain, with a portion of this reflecting their internal growth after acquisition.

In last year's annual report, we described the impact on reported earnings of the purchase accounting treatment for acquisitions. In 1993, non-cash charges for amortization of acquisition premiums amounted to $.56 per share. In 1994, this number increased to $.58 per share as a result of the expenditure of $188 million during the year to acquire new businesses. Were Dover to make no further acquisitions -- a most unlikely event -- this charge would drop to $.47 per share in 1995.

1994 ACQUISITIONS

The $188 million Dover invested in acquiring new businesses in 1994 was a decline from the record set in 1993, but still our third largest year for acquisition investment. Unlike prior years, the majority of this investment (approximately 65%) was spent on acquisitions that were additive to existing Dover companies. The largest of these were Tipper Tie's acquisition of Technopack in Germany, Tranter's acquisition of HTT and ReHeat in Europe, and Phoenix Refrigeration's acquisition of the Hill Company in the United States. In addition, De-Sta-Co, Blackmer and Dover Elevator Company made smaller add-on acquisitions in the U.S.

Two stand-alone companies were also acquired: Midland Manufacturing, by Dover Resources, and TNI, by Dover Technologies. These acquisitions are described more fully in the relevant operating sections of this report.

In addition to the acquisition program, Dover invested a record $84 million in capital expenditures to support internal growth and cost reduction. We also repurchased $30 million of our common stock in the fourth quarter, buying 575,000 shares at an average price of $52 per share.

EMPHASIZING GROWTH

The record level of capital expenditures and of add-on acquisitions reflects Dover's "tilt toward growth" in its operating and investment emphasis. The excellent earnings performance of 1993 and 1994 was aided by the cyclical recovery of the U.S. economy, but we believe our growth emphasis is now making a significant contribution.

For the past three years, our company presidents have been more actively encouraged to search out new growth opportunities for their businesses. We are pleased to see so many of our management teams stepping up to this new challenge.

Stockholders are being asked in our proxy materials this year to approve a new executive compensation program, as Dover's previous stock option and performance program has expired. During 1994, with the help of outside consultants, we developed a program with two important characteristics: (1) maintenance of our competitive level of annual cash compensation (salary and annual bonus), consistent with good performance; and (2) significant expansion of long-term gain opportunities for operating managers -- particularly company presidents -- who achieve growth that creates stockholder value.

In the culture of Dover Corporation, we believe that it is pride, rather than bonuses, that primarily drives operating performance. However, the possibility of achieving greater financial reward is important, especially when we are asking our company presidents to grow faster by taking on more challenges and managing additional risk.

FINANCIAL MATTERS

In August, 1994, Dover's Board of Directors increased the dividend on our common stock to an annual rate of $1.04 per share, an increase of 13%. This was the 23rd consecutive increase in the annual dividend.

As indicated in the charts on page 4, our return on equity improved during the year to 22%, while our operating return on operating investment increased to 30%, both expressed on an after-tax basis. These returns are quite high compared to industrial averages and indicate the market and operational strength of Dover's businesses.

Dover's solid profitability again generated substantial "free cash flow" in 1994, a total of $176 million. As a result of the $216 million spent on acquisitions and stock repurchases, our net debt position changed only modestly during the year, while our ratio of net debt to total capital decreased from 28% to 27%. Our financial position remains very strong.

Early in 1995, Dover reached an agreement with the Internal Revenue Service regarding 37 acquisitions made during the 1982-91 period. Dover had recorded as non-tax-deductible goodwill about $100 million of the premium that was paid for these companies above their book value, and a further $179 million as tax-deductible intangible assets. The IRS sought to have all of these amounts classified as non-deductible. While Dover's tax filings were supported by authoritative, independent appraisals and we believe them to have been correct, we have accepted the reclassification of $35 million of intangible assets to a non-deductible status in order to avoid the costs, risk and delay of litigation. The IRS agreed to our valuation of fixed assets and inventories. Because tax reserves had previously been established, there was no charge to 1994 earnings. The compromise permitted us to reduce tax reserves and goodwill by $26 million each, which will modestly increase future reported profits.

DOVER RESOURCES

Profits at Dover Resources improved 19% on an 11% sales gain. Some of the sales and earnings gains resulted from the acquisition of Midland Manufacturing at the start of the year, but the largest portion came from internal growth.

De-Sta-Co reported record sales and earnings as a result of strength in its domestic valve and clamp businesses and the beginning of recovery in its German operation. De-Sta-Co undertook capacity additions at each of its three valve plants to support continuing growth.

Contrary to our expectations at the beginning of the year, OPW Fueling Components surpassed its excellent earnings level of 1993 with new earnings and sales records again in 1994. The market for OPW's vapor recovery products remained stronger than anticipated and the demand for its other gasoline station product lines was solid as well. As the year ended, final regulatory approvals were being secured for OPW's VaporEZ(TM) product, which we expect to be quite successful in 1995. This should also benefit Blackmer, which again set new sales and earnings records in 1994.

The outlook is positive for most Dover Resources companies, and this, together with reduced acquisition costs relating to Midland and four add-on, product line acquisitions during 1994, should lead to further earnings growth in 1995.

DOVER INDUSTRIES

Dover Industries achieved record sales of $691 million, up 38% from prior year, and operating income of $81 million, up 35%, also a record level. These results reflect both acquisitions and strong internal growth. Each of Dover Industries' 12 businesses achieved an earnings improvement in 1994, with particularly impressive percentage increases at Rotary Lift, Texas Hydraulics, Tipper Tie and Bernard.

Rotary Lift achieved its gain through successful implementation of an internal growth strategy involving substantial manufacturing investment for cost reduction, lower product selling prices, and increased market share and business volume. Margins improved at Rotary despite these lower selling prices.

Tipper Tie's growth primarily reflects the acquisition of Technopack and the successful integration of this company with Tipper Tie's European business.

The Heil Company, which was acquired in mid-1993 and is Dover Industries' largest company, achieved record sales and profits in its first full year of Dover ownership. Heil's tank trailer business was particularly strong, and the company expanded its capacity through the J&L acquisition in late 1993 and a major addition to the Athens, Tennessee plant in the course of 1994.

All of Dover Industries' companies are predicting further earnings improvements in 1995 and we are anticipating another year of strong growth.

DOVER TECHNOLOGIES

Dover Technologies also had a record year, with an earnings gain of 82% on a sales gain of 24%. Most of the gains in this segment were attributable to a record performance by Universal Instruments. Strong sales gains and record earnings were also achieved by DEK Printing Machines.

PAGE 4
- ------


DOVER CORPORATION


                               EARNINGS PER SHARE
                                   (dollars)


                     1989                             2.28
                     1990                             2.55
                     1991                             2.15
                     1992                             2.24
                     1993                             2.77
                     1994                             3.54




                             PROFITABILITY MEASURES
                                      (%)


                       After-Tax Operating Return
                        On Investment (Definition     Return on Stockholders'
                                in Note 15)                   Equity
          1989                     29                           19
          1990                     31                           20
          1991                     25                           16
          1992                     27                           16
          1993                     29                           19
          1994                     31                           22



Universal benefited from the continuing upswing in demand for capital equipment within the electronics industry, as well as from market share gains by its very profitable thru-hole technology business and the success of new product offerings in the surface mount technology sector. Surface mount sales, bookings and margins improved steadily during the year, creating a good prospect that this area will become profitable in 1995.

The combined results of the Dover Technologies companies serving the communications and components markets were essentially flat. Improved earnings at K&L Microwave, as well as the net gain provided by TNI, acquired at mid-year, were offset by modest declines at other companies resulting from continuing defense cutbacks and very competitive commercial markets.

Incoming orders for the capital equipment companies were strong throughout 1994 and ended the year on a high note, pushing Dover Technologies' year-end backlog 35% higher than at the end of 1993. This should provide a strong opening to the 1995 year, with prospects for another substantial earnings record.

DOVER DIVERSIFIED

Profits at Dover Diversified also set a record, rising 71% on a sales gain of $228 million, or more than 90%. Acquisitions made during 1994 provided $93 million of this sales gain, but made no contribution to earnings, as acquisition-related write-offs and the expected low operating margins at the Hill Refrigeration company offset good profit results at Tranter's newly acquired European companies. A further portion of the sales gain - approximately $110 million - results from having several 1993 acquisitions, most notably Belvac and Phoenix Refrigeration, for a full year, and from growth at those companies. Most Dover Diversified companies showed sales and earnings growth in 1994, with particular strength at Belvac because of the widespread acceptance of its die-necking technology within the can-making industry. This industry's rapid conversion to soft drink and beer cans with smaller top diameters, in order to save aluminum costs, accelerated Belvac to record sales, earnings and bookings.

Consolidation continued in defense/aerospace markets. Sargent Technologies' ball-screw product line was sold and the remaining business was combined with Sargent Controls as a single company in one facility.

Dover Diversified ended the year with a very strong sales, earnings and bookings quarter that we hope will be representative of what can be achieved in 1995. We anticipate an excellent growth year.

DOVER ELEVATOR INTERNATIONAL, INC.

Profits at Dover Elevator International fell a disappointing 18% on flat sales. All of the decline was attributable to poor results at General Elevator, which has been primarily a service and modernization company serving the U.S. elevator aftermarket for non-Dover equipment. A modest operating loss here was exacerbated by approximately $11.5 million in writeoffs and unusual expenses incurred during the year. A change in management and an action program to reduce costs and improve margins (along with the impact of the reorganization of Dover Elevator International's North American operations discussed below) are expected to return General to profitability in 1995. This creates the opportunity for a substantial earnings improvement at Dover Elevator International as a whole.

The problem at General Elevator obscured meaningful progress in the North American market, as profits from our other businesses serving this market improved. We enter 1995 with worldwide new elevator manufacturing and product engineering unified under one management group - Dover Elevator Systems. North American field activities, consisting of new elevator construction, service and modernization, are organized geographically into seven field companies: Miami, General, Sound, Lagerquist, Security, Dover Elevator Company and Dover Elevator-Canada. This structure will allow Dover Elevator International to serve its customers better while eliminating cost duplication, and provides a structure for profit growth in North America.

Export activities continued to enjoy rapid growth, and while still a small part of our total business, have the potential to add significantly to our manufacturing volume and profit over the next several years.

ORGANIZATIONAL CHANGES

Thomas L. Reece, who was elected President of Dover in 1993, became Dover's Chief Executive Officer as well in May, 1994. Gary L. Roubos will continue as Chairman of the Board, but intends to take a much less active management role in Dover in the future.

During the course of 1994, Jim Schneiders joined us as President of Belvac, and Don Firm as President of Davenport. These men have extensive backgrounds in the can-making and machine tool industries, respectively. James Harrison, previously Vice President and General Manager, assumed the new role of President of Dover Elevator Company. Bob Rogers became President of General Elevator, after serving as Vice President and Chief Operating Officer of Miami Elevator. Vernon Pontes became President of Texas Hydraulics, after serving that company in various manufacturing and marketing capacities. At year-end, Tom Spangrud announced his retirement as President of Blackmer, a post he held for 14 years. Ray Pilch, previously Blackmer's Vice President of Sales & Marketing, will become President in 1995 and will try to extend Blackmer's record of 10 straight years of earnings increases.

At the corporate and independent subsidiary levels, Bob Tyre has joined our New York headquarters as Vice President-Corporate Development. Phil Mock became Chief Financial Officer of Dover Elevator International and Tom Bell Chief Financial Officer of Dover Diversified, following 10 years as principal financial officer at Dover Elevator Systems and Universal Instruments respectively.

We were all saddened in November by the death in an airplane accident of Grant Brown, President of Hill Phoenix and founder of Phoenix Refrigeration. Although Grant had been part of the Dover organization for only a short time, he had rapidly become an old friend to some of us and a respected colleague to everyone. Jerry Yochum, the CEO of Dover Diversified, has assumed the responsibility of acting President of Hill Phoenix pending the designation of a successor.

Time passes, and so two of our longest serving Directors left the Board in 1994. Michael Devas and George Ohrstrom, Jr. both served as Dover Directors for over 30 years, during which time they participated in an almost 50-fold growth in the size of Dover's business. Our record is testament to their wise counsel.

Three new members have been nominated for the board: Jean-Pierre Ergas, David Benson and Roderick Fleming. All three bring us extensive experience in international business and will contribute to our growth initiatives in this direction.

OUTLOOK

1994 was a record earnings year that ended on a high note. Operating results and incoming orders in the fourth quarter were quite promising, with bookings up 35% compared to the prior year and year-end backlog up 30% on a consolidated basis.

Improving markets were certainly responsible for part of our earnings growth. Equally certainly, the initiatives launched by our company management teams also contributed strongly. The "tilt toward growth" has begun to pay off and should continue to do so.

Each of our five independent subsidiaries and almost all of our individual operating businesses are planning earnings growth in 1995. This year I was able to attend each of our more than 50 individual year-end plan reviews. The enthusiasm for 1995 opportunities and the number of specific growth initiatives discussed at these reviews were quite exciting. In the context of continuing strength in the economy, we expect earnings comfortably to exceed $4 a share in 1995, with the possibility - barring unexpected setbacks - that 1995 could be our third consecutive year of earnings growth in excess of 20%.



/s/ THOMAS L. REECE
- -------------------
Thomas L. Reece
President and Chief Executive Officer

DOVER RESOURCES


                               OPERATING EARNINGS
                                (in $ millions)

              1990                    66
              1991                    62
              1992                    59
              1993                    70
              1994                    84




                    AFTER-TAX OPERATING RETURN ON INVESTMENT
                           (%) Definition in Note 15

              1990                    34
              1991                    28
              1992                    26
              1993                    32
              1994                    36


Dover Resources achieved an earnings gain of $14 million, or 19%, on a sales increase of $53 million, or 11%. Key factors in the improved financial performance were strong growth and record earnings at De-Sta-Co, the acquisition of Midland Manufacturing and growth at most of Dover Resources' other companies. These positive developments offset weakness in the U.S. oil service industry that squeezed profits at the Dover Resources companies serving this market. Its name notwithstanding, Dover Resources serves a broad range of industrial markets and the energy service industry contributes only about 15% of sales and a smaller percentage of operating profits.

PROFITS RISE AT INDUSTRIAL COMPANIES

De-Sta-Co's strong growth and record earnings were driven by surging demand for valves it makes for automotive air conditioning compressors, ride control systems and refrigeration compressors. The market for De-Sta-Co's toggle and power clamps remained strong, and orders in this segment of De-Sta-Co's business increased 32% domestically, while rising modestly in De-Sta-Co's German-based industrial clamp operation. The company acquired two new product lines through add-on acquisitions during 1994. These will help De-Sta-Co achieve its projected growth in the workholding business.

After nearly doubling earnings in 1993, OPW Fueling Components achieved a more modest gain in 1994, setting a new record. The market for vapor recovery products proved stronger than OPW had expected at the beginning of the year, while the flow of competitive products to this market developed more slowly than had been anticipated. In conjunction with Blackmer, OPW introduced its new VaporEZ(TM) fueling system, which combines a Blackmer pump and an OPW nozzle and hose design. Targeted for key segments of the Stage II vapor recovery retrofit market, this product passed its California Air Resources Board tests in the second half of 1994 and is expected to be available to customers by the second quarter of 1995. Demand for all of OPW's gasoline service station products was vigorous throughout the year and is expected to continue in 1995, although fewer mandated clean air deadlines remain to be met.

Blackmer achieved its 10th straight earnings record, the result of growing demand for its industrial pumps and compressors and the acquisition of Tarby at midyear, which expanded Blackmer's pump line. Vapor recovery demand declined modestly, but Blackmer remains the leader in this product market and expects that acceptance of the VaporEZ(TM) products will lead to further earnings growth in 1995.

                                    [PHOTO]

FEATURED FROM LEFT TO RIGHT; (FRONT ROW) Jim Kosh, Rudy Herrmann (CEO), Loren Armstrong (CFO), Tom Spangrud, Jerry Portis; (MIDDLE ROW) Bob Conner, Jim Mitchell, Danny Kaiser, Larry Renaud, Tom Niehaus, Dick Dawson, Doug Stewart, Bill Geiger (BACK ROW) Dave Jackson, Jim Johnson, Don Rodda, Dick Farrell, Bill Rogerson, Ray Pilch Nico Visser (not pictured)

1 DE-STA-CO*
  William D. Rogerson, President
  Products: Reed valves for compressors; Toggle clamps; Workholding devices

1 OPW FUELING COMPONENTS*
  Robert Conner, President
  Products: Gasoline nozzles, fittings, valves, and environmental products

1 BLACKMER
  Thomas S. Spangrud, President
  Ray Pilch, Executive Vice President
  Products: Rotary P.D. pumps for delivery of fuel oil, propane, and industrial products; Industrial gas compressors; Tarby progressing cavity pumps

1 C. LEE COOK
  David Jackson, President
  Products: Piston rings, packings for gas compressors and aerospace applications; Compressor Components compressor rods and pistons and repair services; Cook Manley valves

1 MIDLAND MANUFACTURING
  Jerry Portis, President
  Donald Rodda, Executive Vice President
  Products: Tank car and barge valves, safety valves, liquid level measuring devices

1 ALBERTA OIL TOOL (CANADA)**
  James R. Kosh, President
  Products: Sucker rods, fittings, valves, controls

1 CIVACON*
  James Johnson, President
  Products: Kam-Loks(R), Kamvaloks(R) and transport tank monitoring and control systems; Knappco manhole/access covers and valves

1 RONNINGEN-PETTER*
  Danny K. Kaiser, President
  Products: Liquid filtration systems; RP Products bag filters and media

1 NORRISEAL CONTROLS
  Larry J. Renaud, President
  Products: Process valves and instrumentation systems;
  Ferguson-Beauregard/Logic Controls oil and gas production systems

1 OPW ENGINEERED SYSTEMS
  Tom Niehaus, President
  Products: Loading arms, swivels, sight flow indicators

1 WITTEMANN*
  William Geiger, President
  Products: CO2 gas generator and recovery systems

1 PETRO VEND
  Doug Stewart, President
  Products: Key/card control systems, tank monitors

1 STARK MANUFACTURING
  Richard Dawson, President
  Products: Specialized aluminum and copper tubing and manifold assemblies

1 NORRIS*
  James L. Mitchell, President
  Products: Sucker rods, couplings, well servicing equipment, polished rods

  I.S.T. GMBH (GERMANY)
  Nico Visser,
  Managing Director
  Products: Industrial pigging systems

1 DUNCAN PARKING SYSTEMS*
  Richard Farrell, President
  Products: Parking control products and systems

Numbers indicate position in primary market served, generally North America, except as noted.

* worldwide
**Canada

Midland Manufacturing achieved near-record earnings in its first year as a Dover company. As the market leader in safety valves and gauging devices for rail tank cars, Midland benefited from increased tank car production and from several new products that expanded its range of applications. The company is developing new products designed for marine barges and is exploring international markets for its tank car valves.

Two of Dover Resources' three companies in the oil service industry managed to increase earnings in spite of difficult market conditions. Alberta Oil Tool (Canada) had a record year, as drilling programs in Canada continued strong, while Norriseal improved the profitability of its controls operation, more than offsetting declines in its other product lines. Norris, however, had a profit decline as a result of low volume and competitive pricing for sucker rods, along with the cost of ending its participation in the downhole pump business. Although the market for oilfield production equipment is expected to recover only slowly in 1995, if at all, prospects for these companies are stable-to-improving.

EIGHT OTHER COMPANIES GAIN

Eight of Dover Resources' nine other companies achieved earnings gains in 1994, with profit records set at Civacon, OPW Engineered Systems, Stark Manufacturing and I.S.T. GmbH (Germany). Duncan Industries reported declines in both sales and earnings, as spending by municipalities on parking systems slowed because of both fiscal constraints and uncertainties as to the direction of technology.

OUTLOOK

Dover Resources' outlook for 1995 is excellent, with the possibility of achieving sales and earnings gains comparable to those of 1994. Most Dover Resources companies are projecting growth, with further strong gains from De-Sta-Co's valve business and from sales of VaporEZ(TM) products the two most significant factors. Reduced acquisition charges will also make Midland a stronger net contributor to earnings. In addition, the early-1995 acquisition of Knappco Corporation, a Kansas City manufacturer of manhole/access covers and valves for the tank truck industry, will help Civacon achieve its growth targets.

Dover Industries' profits improved 35% as each of this segment's 12 businesses had higher profits than in 1993. Sales gained $190 million, or 38%. Approximately $150 million of the sales gain related to acquisitions made in 1993 and 1994, primarily Heil and Technopack. The nine companies that were part of Dover Industries throughout 1993 and 1994 achieved increases of 10% in sales and 24% in operating profits, reflecting a year of very strong internal growth. Dover Industries' operating return on operating investment improved to 35%, as indicated in the chart, a record level for Dover Industries.

MAJOR GAINS AT FOUR COMPANIES

Heil continued its very successful performance since its acquisition in mid-1993, setting both sales and earnings records. Profit growth was driven by Heil's tank trailer business, which benefited from the industry's cyclical recovery, from dramatically improved market share, and from new applications in the dry bulk area. Increasingly, producers of cement, fertilizers and plastics are turning to shipment by tank truck. The addition of the J&L Manufacturing facility in 1993, plant process re-engineering that improved throughputs, and a major expansion of the Athens, Tennessee facility completed in the fourth quarter of 1994, allowed Heil to increase production significantly during the year. Orders, however, were so strong that Heil ended 1994 with a record year-end backlog and extended delivery times that will require further production improvements in 1995. Markets for Heil's refuse equipment remained soft and earnings in this business declined, despite Heil's retention of its market-leading position. A reorganization and cost reduction program completed during the year creates the possibility of improved profits in this area, even though substantial market growth is not anticipated.

Rotary Lift was Dover Industries' second largest profit producer in 1994. A $2.5 million capital investment in manufacturing improvements at the start of the year had even more favorable results than planned. This allowed Rotary Lift to reduce prices to its customers, improve its share of a vigorous lift market, and increase profits as a result of the sharp increase in unit volume. Rotary Lift plans to continue its cost reduction/customer value improvement strategy and foresees further opportunities for market share and earnings gains in 1995.

Tipper Tie's profits grew significantly on the strength of a record year in domestic operations plus the acquisition of Technopack of Hamburg, Germany, at the end of the first quarter. Technopack and the existing Tipper Tie Europa were successfully combined into one business and this has led to a very positive result in the European market. Both the U.S. and European operations foresee long-term benefits from sharing manufacturing process innovations and new product designs.


PAGE 9
- ------


DOVER INDUSTRIES

                               OPERATING EARNINGS
                                (in $ millions)

                 1990                                       50
                 1991                                       38
                 1992                                       38
                 1993                                       60
                 1994                                       81



                    AFTER-TAX OPERATING RETURN ON INVESTMENT
                           (%) Definition in Note 15

                 1990                                       34
                 1991                                       27
                 1992                                       34
                 1993                                       34
                 1994                                       35


Marathon's broadened product position, which now includes horizontal and vertical balers for the recycling market, and stronger penetration of the waste compaction market were the keys to Marathon achieving its third successive earnings increase on record sales. Marathon saw substantial business improvement in the second half of the year, giving the company good momentum for the record year it is planning for 1995.


OTHER COMPANIES SHOW IMPROVED RESULTS

Each of Dover Industries' eight other businesses reported increased earnings, with Bernard, Texas Hydraulics and Davenport achieving gains in excess of 25%. New earnings records were set by Groen, Bernard, Dieterich Standard and Texas Hydraulics. Each of these companies reported stronger industrial markets and new product successes, notably a new steamer product line at Groen, new measuring equipment at Chief Automotive, stack emission testing equipment at Dieterich and new custom restaurant equipment at Randell. Improved manufacturing performance was also a factor at most companies, notably at Davenport, Texas Hydraulics, Groen, and of course, Rotary Lift. B&S Ltd (U.K.) established a profit record for its first full year of operations, although margins fell from those of the partial year of 1993.

INVESTMENT IN CAPACITY AND INTERNATIONAL GROWTH

The surge in business at the Dover Industries companies increased year-end backlog by 70%. The companies have responded to their opportunities in the marketplace with sizable investments in manufacturing capacity to maintain delivery integrity. Capital spending doubled over 1993, with new production equipment at Rotary Lift, Randell and Texas Hydraulics, and plant additions at Heil, Marathon, and B&S Ltd (U.K.).

Most companies significantly expanded their presence in international markets in 1994, and have planned continuing growth in the international arena. Heil increased capacity at its plant in Europe and expects to complete a joint venture agreement with the CP Group in Thailand in early 1995. Bernard has nurtured a technology transfer program with a welding group in China, Davenport has positioned itself for significant growth in Mexico, and Dieterich has established contacts for large projects in China, Eastern Europe, and Russia.

OUTLOOK

All of the Dover Industries companies are anticipating continued strength in the U.S. economy and growth in the markets for their industrial products. All are forecasting sales gains, with an overall increase possibly in excess of 10%. Earnings are expected to grow much more rapidly than sales because of margin improvement and a reduction in acquisition-related costs.

                                    [PHOTO]

FEATURED FROM LEFT TO RIGHT; Don Firm, Chuck Heard, Tim Sandker, Louise O'Sullivan, Pat Cunningham, Lew Burns (CEO), Lynn Bay, Larry Gray, Jon Catterall, Bill Caton (CFO), Vernon Pontes, Jim Aylward, Gene Shanahan

1  HEIL CO.
   Lawrence F. Gray, Sr., President
   Products: Refuse collecting vehicles; trailerized tanks; dump bodies

1  ROTARY LIFT
   Timothy J. Sandker, President
   Products: Automotive lifts and alignment racks

1  TIPPERTIE/TECHNOPACK
   Charles M. Heard, President
   Products: Clip closures, packaging systems and wire products

1  MARATHON EQUIPMENT
   Lew Burns, Acting President
   Products: Solid waste compaction, transporting, and recycling equipment

1  CHIEF AUTOMOTIVE SYSTEMS
   James E. Aylward, President
   Products: Auto collision measuring and repair systems

1  GROEN
   Louise E. O'Sullivan, President
   Products: Commercial food service cooking equipment/industrial processing equipment; American Metal Ware coffee brewing equipment

2  RANDELL
   Lynn L. Bay, President
   Products: Commercial refrigeration; Food service preparation and holding equipment; Conveyorized pizza ovens

2  BERNARD/WELDCRAFT
   A. Patrick Cunningham, President
   Products: MIG and TIG welding torches, water circulators, and plasma cutting products

1  TEXAS HYDRAULICS
   Vernon Pontes, President
   Products: Specialty hydraulic cylinders

1  DIETERICH STANDARD
   Eugene M. Shanahan, President
   Products: Annubar(R) flow sensors

1  DAVENPORT
   Donald L. Firm, President
   Products: Multi-spindle screw machines and attachments

1  B&S LTD (U.K.)
   Jonathan D. Catterall, President
   Products: Screw machine repair parts

   Numbers indicate position in primary market served, generally North America, except as noted.

Dover Technologies set records for sales, earnings and bookings, fueled by dramatic improvement at Universal Instruments, the largest company in this segment. Dover Technologies' profits advanced 82% on a 24% sales gain, as this segment went from strength to strength as the year progressed. Profits rose sequentially by quarter with fourth quarter income setting a record at nearly $25 million. Bookings were also strongest in the fourth quarter, which pushed year-end backlog 35% above the prior year's level. Operating return on operating investment improved substantially to 30% after tax, as inventory turnover improved and manufacturing process changes enabled Universal Instruments to increase production substantially from existing facilities.

UNIVERSAL INSTRUMENTS' BUSINESSES GAIN

Universal Instruments' profits more than doubled on a 48% increase in shipments. Incoming orders also rose 48%, raising Universal's backlog 50% at year-end, despite record fourth quarter shipments. Universal achieved numerous successes in both segments of its automatic placement equipment business - for thru-hole components and for surface mount components.

Although thru-hole is properly regarded as a mature technology, Universal achieved record shipments, profits and bookings in this area. Market share increased as a result of product improvements and aggressive conversion of former Dynapert customers to Universal's product line. Dynapert was acquired in the fourth quarter of 1993. Contributing to this success was the continuance of thru-hole as the preferred technology for such consumer products as television sets and videotape recorders, the movement of production to the Pacific Rim and Mexico, and a cyclical upturn in electronics industry capital spending. Universal met the unexpectedly strong demand with expanded capacity, improved machine performance and successful efforts to reduce manufacturing lead-times. Universal will continue its product improvement and cost reduction efforts to combat expected stiff competition from its two remaining large scale international competitors.

Universal's surface mount business took a major step forward, driven by the success of Universal's new "platform" technology. This concept, which involves modular machine development based on common machine platforms, placement systems and control software, has proved responsive to the electronics industry's needs for flexibility and highly accurate, reliable component placement.

Shipments of surface mount machines and systems increased 62% in 1994, including significant new orders for "platform" machines. Margins improved steadily during the year as a result of cost reductions and the benefits of higher production volume. Although margins in the highly competitive surface mount field are not as good as in thru-hole products, the improvements made during the year create the expectation that 1995 will be a profitable year for Universal in its surface mount endeavors.


PAGE 12
- -------

DOVER TECHNOLOGIES


                               OPERATING EARNINGS
                                (in $ millions)



             1990                                              28
             1991                                              27
             1992                                              30
             1993                                              42
             1994                                              76



                    AFTER-TAX OPERATING RETURN ON INVESTMENT
                           (%) Definition in Note 15


             1990                                               15
             1991                                               15
             1992                                               16
             1993                                               18
             1994                                               30



                                    [PHOTO]

FEATURED FROM LEFT TO RIGHT: Bob Livingston (CFO), Terry Ede, Jim Strathmeyer, Andy Galliath, Gerhard Meese, Charlie Schaub, John Pomeroy (CEO), John Knowles, Michiel van Schaik

1  UNIVERSAL INSTRUMENTS CORPORATION
   Gerhard D. Meese, President
   Products: Automated assembly equipment for printed circuit boards

1  DEK PRINTING MACHINES LTD (U.K.)*
   John B. Knowles, Managing Director
   Products: Screen printers for surface mount printed circuit boards

1  QUADRANT TECHNOLOGIES
   Terence W. Ede, President
   Company/Products:
   Vectron Laboratories, Inc.:
     Crystal oscillators
   Oscillatek, Inc.:
     Crystal oscillators
   Dielectric Laboratories, Inc.:
     High frequency capacitors
   Measurement Systems, Inc.:
     Manual positioning controls
   Communication Techniques, Inc.:
     Microwave synthesizers

1  K&L MICROWAVE, INC.
   Charles J. Schaub, President
      Products: Microwave/R.F. filters, coaxial switches

2  TNI, INC.
   James M. Strathmeyer, President
   Products: Ferrite transformers

2  SOLTEC INTERNATIONAL, B.V. (NETHERLANDS)*
   Michiel J. van Schaik, Managing Director
   Products: Automated soldering equipment for printed circuit boards

   NOVACAP, INC.
   Dr. Andre P. Galliath, President
   Products: Multilayer ceramic capacitors

   Numbers indicate position in primary market served, generally North America, except as noted.

   *world market

Universal continued to expand its technology base in surface mount, establishing a research consortium of international electronics companies to fund research at Universal on Ball Grid Arrays and Direct Chip Attach components. For Universal's customers these components promise to reduce manufacturing costs and increase product density, provided that appropriate production equipment and manufacturing processes can be developed. Universal believes it is now a leading participant in the surface mount area and is committed to supporting the future manufacturing needs of its current key customers in the personal computer, telecommunications, controls and consumer electronics markets.

MIXED RESULTS AT OTHER COMPANIES

Improved capital spending in the electronics industry and new products helped Soltec and DEK achieve record sales for their soldering equipment and screen printers. Profits also improved at both companies. Although margins declined at DEK because of unanticipated new product introduction expenses, earnings set a new record. Both companies expect continued volume growth and internal improvements to increase profits in 1995.

Dover Technologies' components businesses encountered difficult market conditions, as its commercial communications business did not develop as expected and defense/aerospace programs continued to shrink. Sales and profits fell at Quadrant Technologies, largely because of a downturn in Vectron's oscillator business. Novacap's earnings also declined, as the company struggled to overcome the impact of the California earthquake, which disrupted production in January and February. A modest gain at K&L Microwave and a successful year at newly acquired TNI were favorable elements that allowed profits in the components/subsystems area to remain flat with prior year performance. All these companies expect to benefit in 1995 from stronger markets and further development of commercial communications applications.

OUTLOOK

Excellent fourth quarter earnings and a record backlog should help Dover Technologies to a vigorous start in 1995, with particular strength at Universal Instruments. The consensus of electronics industry forecasts for 1995 is for increased capital spending worldwide. The industry has historically been cyclical in its capital spending and a downturn is sure to occur at some point, but we do not believe this will take place in 1995. When the downturn does occur, we believe our companies will enter this part of the cycle with much stronger market and product positions and higher earnings levels.

Dover Diversified established new sales and earnings records in 1994, reflecting full-year results of companies acquired in 1993 and partial results of acquisitions made during 1994. On a full-year basis, six of this segment's nine companies achieved gains in operating earnings, most notably Belvac and A-C Compressor.

The acquisition of Phoenix Refrigeration, Belvac, Thermal Equipment, Hill and HTT/ReHeat has drastically changed the composition of Dover Diversified's business. None of these companies was Dover-owned in the fourth quarter of 1992. In the fourth quarter of 1994, they contributed almost $95 million of Dover Diversified's $155 million in sales.

Belvac, acquired in mid-1993, had record sales, with profits growing more than 50% on surging orders for its can necker machines. Demand for this product has been stimulated by the two-piece can industry's rapid shift to smaller diameter can tops to reduce aluminum costs. Bookings, meanwhile, outpaced production by a
1.7 to 1 margin, leaving Belvac with a challenging year-end backlog.

Tranter set new sales and earnings records as a result of a recovery in its U.S.-based heat transfer business and the expansion of its efforts internationally through the acquisition of HTT/(SWEP) and ReHeat. Tranter's Superchanger((a)) Plate/Frame heat exchangers and PlateCoil((a)) products showed strong growth as did the brazed heat exchange product line acquired with SWEP. After eight months of joint operations, both European and American managers continue to be enthusiastic about the opportunities for marketing, product, and manufacturing process exchanges among the companies.

A-C Compressor attained record sales and bookings and near-record profits. Sales of after-market products and support services improved, offsetting margin pressure on new compressor installations in a very competitive market. A-C's bookings success was largely fueled by international growth, with orders from China playing a major role. The shipment schedule is heavily skewed to the second half of 1995, but the outlook is for new records.

Phoenix Refrigeration achieved record sales and earnings while also acquiring Hill Refrigeration, the country's third largest producer of display cases and an important producer of refrigeration systems. Hill and Phoenix are being integrated into a single company, Hill Phoenix. Manufacturing of refrigeration equipment has been consolidated at the Phoenix manufacturing facilities in Conyers, Georgia. A new plant being constructed in Virginia will permit the orderly phase-out of display case manufacturing at Hill's high-cost New Jersey location. Sales will accelerate sharply in 1995, both from internal growth and from the inclusion of Hill for the full year, but profits will remain relatively static because of duplicate factory operations during much of the year. Hill Phoenix has entered into an agreement to acquire the Margaux Company, a producer of refrigeration equipment that will add production capability and engineering strength and provide entre to several important new customers.


PAGE 15
- -------

DOVER DIVERSIFIED


                               OPERATING EARNINGS
                                (in $ millions)

                  1990                                  36
                  1991                                  36
                  1992                                  37
                  1993                                  39
                  1994                                  67



                    AFTER-TAX OPERATING RETURN ON INVESTMENT
                           (%) Definition in Note 15

                   1990                                 34
                   1991                                 32
                   1992                                 45
                   1993                                 47
                   1994                                 36


MIXED RESULTS AT OTHER COMPANIES

The four companies discussed above provided 80% of Dover Diversified's fourth quarter sales and operating income. Full year results at the segment's five other businesses were mixed. Waukesha Bearings improved earnings after a downturn in 1993, as a result of strength in its industrial bearings and torquing tool product lines. Pathway Bellows, after a slow start resulting from cost-overruns on several major contracts, had record earnings in the second half and nearly matched its 1993 record.

Thermal Equipment endured a greater-than-anticipated decline in aerospace demand and recorded a small loss for the year on shipments that were less than half of levels in prior years. The company devoted significant effort to exploiting its strong temperature/pressure technology base for new applications, particularly in cleaning and in medical waste disposal.

After a record 1993, Central Research Laboratories' profits declined because of reduced demand for its remote manipulators from the nuclear industry. CRL expects demand to continue slow in 1995, but is working closely with the pharmaceutical industry on new technologies for manufacturing many products in a "clean assembly" system rather than in the more costly "clean room" environment.

The Sargent companies serving the defense/aerospace market responded to further shrinkage of their markets by selling the Ball Screw product line and combining the Sargent Technologies and Sargent Controls businesses in a single facility. The hoped-for award of valves for the third Seawolf submarine was again delayed until later in 1995. A contract claim has been filed with Newport News Shipbuilding, which, if settled in 1995, would allow Sargent Controls to recover some of its excess costs on the Seawolf program. The future of the U.S. submarine production industry remains in doubt, but the submarine valve replacement and overhaul business, the Kahr bearing business, and Sargent's aerospace components provide a solid base for the future of this operation.

OUTLOOK

Dover Diversified anticipates further profit gains in 1995. Key swing factors include further growth at Belvac and at Tranter, a projected turnaround at Thermal Equipment and a repeat of the strong second-half performance of Pathway Bellows and Waukesha Bearings. Sales could exceed $600 million, but operating margins are unlikely to reach 15% because of the large volume of low-margin Hill display case business during a transition year for this product line.

                                    [PHOTO]

FEATURED FROM LEFT TO RIGHT: (FRONT ROW) Keith Cole, Dave Davidson, Grant Brown, Todd Taricco, Jerry Yochum (CEO), Jim Schneiders, Tom Bell (CFO), Ken Kaltz; (BACK ROW) Don Tarquin, Don Fancher, Rudy Marohl . . . Paul Steffen (not pictured)

1  BELVAC**
   Jim Schneiders, President
   Products: Can necking and trimming equipment

1  TRANTER
   Kenneth L. Kaltz, President
   Products: Plate/frame and compact brazed heat exchangers; Transformer radiators

2  A-C COMPRESSOR
   Paul W. Steffen, President
   Products: Centrifugal, oil-free-screw, and rotary compressors

2  HILL PHOENIX
   Jerry Yochum, Acting President
   Products: Commercial refrigeration systems; Electrical distribution systems; Refrigerated display cases

2  WAUKESHA BEARINGS
   Donald A. Fancher, President
   Products: Fluid film bearings; Sweeney torquing tools

1  PATHWAY BELLOWS
   Keith Cole, President
   Products: Metal and fabric expansion joints

1  SARGENT CONTROLS & AEROSPACE*
   Donald C. Tarquin, President;
   Products: Submarine fluid controls; aircraft hydraulic controls; Self-lubricating bearings

1  CENTRAL RESEARCH LABS**
   Rudolph O. Marohl, President
   Products: Master-slave remote manipulators; Glove boxes; Pharmaceutical isolators

1  THERMAL EQUIPMENT
   Todd L. Taricco, President
   Products: Autoclaves;
   Industrial cleaning equipment; medical waste treatment

   Numbers indicate position in primary market served, generally North America, except as noted.

    *position for submarine fluid controls

   **Worldwide

Dover Elevator International reported an 18% decline in profits on sales that were essentially flat. The decline in profits was entirely attributable to an unfavorable outcome at General Elevator Company, which represents about 10% of this segment's sales volume, and whose business is focused on service and modernization of equipment not manufactured by Dover. General's operating results slipped from a reported profit in 1993 to a loss of about $3 million in 1994. The company also incurred $11.5 million in special costs and asset write-offs associated with a management change, reorganization of the business, and settlement of litigation. Excluding General Elevator from 1993 and 1994, Dover Elevator International's profits would have improved 18% on a 4% sales increase.

NORTH AMERICAN OPERATING COMPANIES GAIN

All of Dover's other North American operating companies managed to increase their earnings in 1994 despite slow and highly price-competitive new elevator markets. Indicative of the continuing weak market, bookings for new elevators declined 1%, although this reflected in part a conscious effort to be more selective in pricing to raise new elevator margins. All of the U.S. companies made progress in reducing elevator installation costs, while tightly controlling SG&A expenditures. Further cost improvements were made in our Mississippi and Tennessee manufacturing facilities. Service revenues in the U.S. continued to grow, but by less than 5%, as efficiencies and cost reductions helped to maintain service profits at a high level despite the competitive pricing environment. Dover Elevator maintained its strong market leadership position in low-rise (hydraulic) elevators and estimates only a modest reduction, if any, in its overall share of the medium- and high-rise market (geared and gearless elevators, respectively). Both of the latter markets remain extremely depressed, with the high-rise segment being almost non-existent.

Dover Elevator Division (Canada) showed improved profits, although still well below the record levels of 1990-91, on flat shipments. In Canada, the new elevator market remains, if anything, more depressed than in the U.S. However, our Canadian elevator operations were helped by cost control, improved service revenues and the beginning of what we hope will be a strong export program to China.

In Europe, Hammond & Champness, Ltd. (U.K.) had a modest profit decline, reflecting more competitive business conditions in the U.K. service market and difficult pricing conditions for its new elevator operations in Europe. The market outlook in both the U.K. and Germany remains weak.




PAGE 18
- -------

DOVER ELEVATOR INTERNATIONAL, INC.


                               OPERATING EARNINGS
                                (in $ millions)


                    1990                                  96
                    1991                                  58
                    1992                                  59
                    1993                                  56
                    1994                                  46


                    AFTER-TAX OPERATING RETURN ON INVESTMENT
                           (%) Definition in Note 15

                    1990                                  43
                    1991                                  26
                    1992                                  26
                    1993                                  25
                    1994                                  21


                                    [PHOTO]

FEATURED FROM LEFT TO RIGHT; Phil Mock (CFO), Bill Wilkinson, Steve Bailey, Hap Hamilton, Bob Rogers, John Apple (CEO), Buzz Dana, Paul Beisser, Gary Bailey, Nigel Davis, James Harrison

1  DOVER ELEVATOR SYSTEMS
   L.E. Hamilton, Jr., President
   Products: Design and manufacture of hydraulic and traction elevators

   DOVER ELEVATOR COMPANY
   James G. Harrison, President
   Products: Elevator sales, installation, service, repair and modernization

   MIAMI ELEVATOR COMPANIES
   Gary S. Bailey;
   Stephen M. Bailey, Presidents
   Products: Elevator sales, installation, service, repair and modernization

1  DOVER ELEVATOR DIVISION (CANADA)
   William N. Wilkinson, President
   Products: Sales, installation, service, repair and modernization

3  HAMMOND & CHAMPNESS, LTD (U.K.)*
   Nigel P. Davis,
   Managing Director
   Products: Design and manufacture of elevators; Sales, installation, service, repair and modernization

   SOUND ELEVATOR COMPANY
   Donald C. Dana, President
   Products: Elevator sales, installation, service, repair and modernization


   SECURITY ELEVATOR COMPANY
   Paul T. Beisser, Jr., President
   Products: Elevator sales, installation, service, repair and modernization

   GENERAL ELEVATOR COMPANY
   Robert C. Rogers, President
   Products: Elevator sales, installation, service, repair and modernization

   Numbers indicate position in primary market served, generally North America, except as noted.

   *U.K.

NORTH AMERICAN OPERATIONS REORGANIZED

Weak markets in North America since the real estate crash of 1991, combined with Dover Elevator International's belief that these poor conditions are likely to continue for the balance of this decade, have necessitated many changes within Dover's elevator operating companies in the past three years. Broad strategy has been to focus on continuing the growth of service profits, reducing losses in the new elevator segment through better pricing and lower manufacturing and installation costs, and developing new export markets for our elevator components and systems.

In 1994, we took a further step along this path by reorganizing our North American operation. Both Canadian and U.S. manufacturing and product engineering activities were combined under a single management group, which also is responsible for worldwide exports. Export shipments from North American factories grew by more than 50% in 1994 and we hope that continued strong export growth will significantly improve factory utilization over the next few years. This would be preferable to the alternative of further shrinking our manufacturing base.

In addition, all service, new elevator sales, and construction activity (including integration of General Elevator's nationwide activities) have been consolidated in seven North American field operations companies. We believe this change will serve our customers, while helping to eliminate cost duplication. In particular, the re-organization of General Elevator should result in this company attaining an operating profit in 1995.

EXPORT ACTIVITIES EXPAND

As noted, the emphasis on expanding our export activities has begun to produce results. One joint venture is now operating in China and combined bookings from China for our manufacturing facilities in Canada and the U.S. exceeded $10 million in 1994. Dover Elevator Systems continues to work with its Singapore-based distributor and with the Chinese Government toward establishing further joint ventures. Dover Elevator Systems is targeting substantially increased exports to this rapidly growing market and intends ultimately to produce elevator components and systems within China.

OUTLOOK

Dover Elevator International is confident of improved profitability in 1995, primarily from the turnaround of General Elevator and non-repetition of its unusual write-offs. North American and U.K. markets will remain weak, with any profit growth attributable to the success of the strategy described above and the impact of the 1994 reorganization in North America. Export growth, particularly in Asia, represents a substantial opportunity but one that is difficult to quantify or precisely predict as to timing. Dover Elevator International is continuing to invest in world class product technology. North American field operations and service branch operations in the U.K. and Germany continue to be a competitive strength that will serve Dover well when these markets recover.

1994      FINANCIAL REVIEW


TABLE OF CONTENTS


                          Market Segment Information.......................................................  22
                          Consolidated Statements of Earnings..............................................  23
                          Consolidated Statements of Retained Earnings.....................................  23
                          Consolidated Balance Sheets......................................................  24
                          Consolidated Statements of Cash Flows............................................  25
                          Notes to Consolidated Financial Statements.......................................  26
                          Independent Auditors' Report.....................................................  34
                          Quarterly Data...................................................................  35
                          Common Stock Cash Dividends and Market Prices....................................  35
                          Management's Discussion and Analysis of Financial Condition
                            and Results of Operations......................................................  36
                          11-Year Consolidated Summary of Selected Financial Data..........................  38
                          Directors and Officers...........................................................  40
                          Stockholder Information..........................................................  40



DOVER CORPORATION AND SUBSIDIARIES
SALES AND OPERATING PROFIT BY MARKET SEGMENT
(in thousands)


For the Years Ended December 31,             1994           1993            1992             1991             1990            1989
==================================================================================================================================
Sales to unaffiliated customers:
  Dover Resources                      $  525,971     $  472,643      $  439,389       $  447,079       $  420,163      $  375,421
  Dover Industries                        691,342        501,364         357,054          339,255          324,967         325,678
  Dover Technologies                      603,068        488,248         458,603          421,943          424,704         448,668
  Dover Diversified                       472,706        244,597         225,771          196,464          209,961         206,997
  Dover Elevator International            793,559        777,720         791,099          791,400          830,589         765,698
  Intramarket sales                        (1,370)          (644)           (336)            (355)             (39)         (2,028)
                                       -------------------------------------------------------------------------------------------
    Consolidated total                 $3,085,276     $2,483,928      $2,271,580       $2,195,786       $2,210,345      $2,120,434
                                       -------------------------------------------------------------------------------------------
Operating profit:
  Dover Resources                      $   83,979     $   70,290      $   58,594       $   62,323       $   66,268      $   57,144
  Dover Industries                         81,028         59,942          37,837           37,812           49,637          48,591
  Dover Technologies                       76,205         41,797          29,793           27,439           27,737          29,684
  Dover Diversified                        67,220         39,360          37,373           35,955           36,142          31,369
  Dover Elevator International             46,123         56,404          59,198           57,947           95,936          88,772
  Interest income, interest expense
      and general corporate
        expenses, net                     (47,696)       (22,251)        (22,460)         (17,388)         (31,602)        (28,581)
                                       -------------------------------------------------------------------------------------------
Consolidated income
  before income taxes                  $  306,859     $  245,542      $  200,335       $  204,088       $  244,118      $  226,979
                                       -------------------------------------------------------------------------------------------
  Profit margin (pretax):
  Dover Resources                            16.0%          14.9%           13.3%            13.9%            15.8%           15.2%
  Dover Industries                           11.7           12.0            10.6             11.1             15.3            14.9
  Dover Technologies                         12.6            8.6             6.5              6.5              6.5             6.6
  Dover Diversified                          14.2           16.1            16.6             18.3             17.2            15.2
  Dover Elevator International                5.8            7.3             7.5              7.3             11.6            11.6
                                       -------------------------------------------------------------------------------------------
    Consolidated profit margin                9.9%           9.9%            8.8%             9.3%            11.0%           10.7%
                                       -------------------------------------------------------------------------------------------
Identifiable assets at December 31:
  Dover Resources                      $  291,480     $  218,473      $  219,216       $  228,152       $  221,900      $  196,824
  Dover Industries                        541,109        485,419         302,821          314,037          257,645         270,896
  Dover Technologies                      330,661        278,871         285,749          247,562          271,959         302,450
  Dover Diversified                       452,074        340,072         183,262          116,432          148,108         158,923
  Dover Elevator International            362,924        381,587         376,508          378,385          377,059         331,101
  Corporate (principally cash
    and equivalents)                       92,389         69,267          58,568           72,052          191,695         146,182
                                       -------------------------------------------------------------------------------------------
      Consolidated total               $2,070,637     $1,773,689      $1,426,124       $1,356,620       $1,468,366      $1,406,376
                                       -------------------------------------------------------------------------------------------
Depreciation and amortization:
  Dover Resources                      $   19,089     $   13,300      $   13,602       $   14,689       $   13,930      $   12,516
  Dover Industries                         25,453         20,520          17,840           26,112           17,050          18,356
  Dover Technologies                       13,904         13,401          19,755           20,144           23,628          22,781
  Dover Diversified                        21,948         14,837          10,756            9,623           10,008          11,153
  Dover Elevator International             13,744         13,319          13,683           14,366           12,692          13,860
  Corporate                                 1,651          1,592           1,821              432              222             148
                                       -------------------------------------------------------------------------------------------
    Consolidated total                 $   95,789     $   76,969          77,457       $   85,366       $   77,530      $   78,814
                                       -------------------------------------------------------------------------------------------
Capital expenditures:
  Dover Resources                      $   16,340     $   11,515      $   11,560       $   12,307       $   11,859      $   10,928
  Dover Industries                         23,299         11,146           8,225            5,675            5,584           7,884
  Dover Technologies                       13,425         11,769          11,665           12,373            9,380          12,172
  Dover Diversified                        19,419          4,802           5,767            6,243            5,943           5,148
  Dover Elevator International             11,764          8,112           5,137            9,947           12,049          25,668
  Corporate                                   226            188              87               73              165             703
                                       -------------------------------------------------------------------------------------------
    Consolidated total                 $   84,473     $   47,532      $   42,441       $   46,618       $   44,980      $   62,503
==================================================================================================================================

DOVER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands except per share figures)



Years ended December 31,                                                                     1994          1993           1992
==============================================================================================================================
Net sales                                                                              $3,085,276    $2,483,928     $2,271,580
Cost of sales                                                                           2,137,477     1,733,256      1,601,595
                                                                                       ---------------------------------------
  Gross profit                                                                            947,799       750,672        669,985
Selling and administrative expenses                                                       622,434       496,799        466,777
                                                                                       ---------------------------------------
  Operating profit                                                                        325,365       253,873        203,208
                                                                                       ---------------------------------------
Other deductions (income):
  Interest expense                                                                         36,461        22,338         20,059
  Interest income                                                                         (18,619)      (19,601)       (19,376)
  Loss (gain) on sale of property, plant and equipment, net                                (3,510)        2,435          1,366
  Foreign exchange loss                                                                       709           883            131
  All other, net                                                                            3,465         2,276            693
                                                                                       ---------------------------------------
  Total                                                                                    18,506         8,331          2,873
                                                                                       ---------------------------------------
  Earnings before taxes on income and cumulative effects of
    changes in accounting principles                                                      306,859       245,542        200,335
Federal and other taxes on income                                                         104,486        87,288         71,192
                                                                                       ---------------------------------------
  Earnings before cumulative effects of changes in accounting principles
    (per common share 1994 $3.54; 1993 $2.77; 1992 $2.23)                              $  202,373    $  158,254     $  129,143
Cumulative effects at January 1, 1992, of changes in accounting for:
  Income Taxes                                                                                 --            --         12,951
  Postretirement benefits other than pensions (net of income tax benefits, $7,159)             --            --        (12,387)

  Net earnings (per common share                                                       ---------------------------------------
    1994 $3.54; 1993 $2.77; 1992 $2.24)                                                $  202,373    $  158,254     $  129,707
==============================================================================================================================

Earnings per share computed on the basis of the weighted average number of common shares outstanding during the year (57,185 in 1994, 57,110 in 1993 and 57,988 in 1992).



DOVER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands except per share figures)


Years ended December 31,                                                                     1994          1993           1992
==============================================================================================================================
Balance at beginning of year                                                           $1,121,817    $1,051,949     $  972,033
Net earnings                                                                              202,373       158,254        129,707
                                                                                       ---------------------------------------
                                                                                        1,324,190     1,210,203      1,101,740
Distribution of contract electronics manufacturing business                                    --        36,982             --
Common stock cash dividends of $.98 per share ($.90 in 1993; $.86 in 1992)                 56,076        51,404         49,791
                                                                                       ---------------------------------------
Balance at end of year                                                                 $1,268,114    $1,121,817     $1,051,949
==============================================================================================================================

See Notes to Consolidated Financial Statements.

DOVER CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands except per share figures)


December 31,                                                                                 1994          1993           1992
==============================================================================================================================
ASSETS
  CURRENT ASSETS:
    Cash and cash equivalents                                                          $   90,304    $   63,685     $   71,632
    Marketable securities at market (1993 and 1992
      at cost, which approximates market)                                                  54,583        32,592         29,581
    Receivables (less allowance for doubtful
      accounts of $14,326 in 1994, $10,198 in 1993
      and $9,753 in 1992)                                                                 576,628       475,155        389,273
    Inventories                                                                           364,604       294,319        250,156
    Prepaid expenses                                                                       47,020        37,889         33,349
                                                                                       ---------------------------------------
      Total current assets                                                              1,133,139       903,640        773,991
                                                                                       ---------------------------------------
  PROPERTY, PLANT AND EQUIPMENT, AT COST:
    Land                                                                                   26,546        24,134         20,222
    Buildings                                                                             185,545       160,294        142,021
    Machinery and equipment                                                               600,084       530,209        515,905
                                                                                       ---------------------------------------
                                                                                          812,175       714,637        678,148
      Less accumulated depreciation                                                      (469,490)     (431,274)      (426,878)
                                                                                       ---------------------------------------
        Net property, plant and equipment                                                 342,685       283,363        251,270
                                                                                       ---------------------------------------
  INTANGIBLE ASSETS, NET OF AMORTIZATION                                                  564,420       535,136        348,680
  OTHER INTANGIBLE ASSETS                                                                  10,258        10,258         10,258
  OTHER ASSETS AND DEFERRED CHARGES                                                        20,135        41,292         41,925
                                                                                       ---------------------------------------
                                                                                       $2,070,637    $1,773,689     $1,426,124
==============================================================================================================================
LIABILITIES
  CURRENT LIABILITIES:
    Notes payable                                                                      $  263,605    $  174,980     $  220,780
    Current maturities of long-term debt                                                      455           312          3,946
    Accounts payable                                                                      155,186       117,206         97,534
    Accrued compensation and employee benefits                                             88,235        71,084         54,621
    Accrued insurance expense                                                              98,712        74,501         65,512
    Other accrued expenses                                                                147,585       116,915         82,485
    Federal and other taxes on income                                                      18,445        40,796         47,472
                                                                                       ---------------------------------------
        Total current liabilities                                                         772,223       595,794        572,350
                                                                                       ---------------------------------------
  LONG-TERM DEBT                                                                          253,587       252,065          1,230
  DEFERRED INCOME TAXES                                                                     2,545        20,409         21,500
  OTHER DEFERRALS (PRINCIPALLY INCOME AND COMPENSATION)                                    46,423        35,419         26,107
STOCKHOLDERS' EQUITY
  CAPITAL STOCK:
    Preferred, $100 par value per share.
      Authorized 100 shares; issued none
    Common, $1 par value per share.
      Authorized 200,000 shares; issued 66,441 shares
      (66,298 shares in 1993 and 66,176 in 1992)                                           66,441        66,298         66,176
  ADDITIONAL PAID-IN CAPITAL                                                               17,676        12,531          9,508
  CUMULATIVE TRANSLATION ADJUSTMENTS                                                       (8,206)      (12,761)        (7,142)
  UNREALIZED HOLDING LOSSES                                                                  (550)           --             --
  RETAINED EARNINGS                                                                     1,268,114     1,121,817      1,051,949
                                                                                       ---------------------------------------
                                                                                        1,343,475     1,187,885      1,120,491
    Less common stock in treasury, at cost, 9,711 shares
      (9,136 shares in 1993 and 9,091 in 1992)                                            347,616       317,883        315,554
                                                                                       ---------------------------------------
        Net stockholders' equity                                                          995,859       870,002        804,937
                                                                                       ---------------------------------------
                                                                                       $2,070,637    $1,773,689     $1,426,124
==============================================================================================================================
See Notes to Consolidated Financial Statements.


DOVER CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents (in thousands)


Years ended December 31,                                                                    1994          1993           1992
=============================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                                         $ 202,373     $ 158,254      $ 129,707
                                                                                       --------------------------------------
    Cumulative effect of accounting changes                                                   --            --           (564)
                                                                                       --------------------------------------
  Net earnings before changes                                                            202,373       158,254        129,143
                                                                                       --------------------------------------
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
      Depreciation and amortization                                                       95,789        76,969         77,457
      Provision for losses on accounts receivable                                            898         5,546          5,316
      Net decrease in LIFO reserve                                                        (2,079)       (7,714)        (2,931)
      Deferred income taxes                                                              (18,958)          505         (3,540)
      Loss on sale of property and equipment                                              (3,510)        2,435          1,366
      Decrease (increase) in deferred compensation                                        11,431          (367)        (4,302)
      Other, net                                                                             (98)       (3,064)        (1,314)
      Changes in assets and liabilities
        (excluding effects of acquisitions and dispositions):
          Decrease (increase) in accounts receivable                                     (56,834)      (52,913)       (23,908)
          Decrease (increase) in inventories excluding LIFO reserve                      (22,509)       14,272            (28)
          Decrease (increase) in prepaid expenses                                         (6,989)       (2,150)           494
          Decrease in other assets                                                        21,161         5,460          9,976
          Increase in accounts payable                                                    19,595         6,739          4,016
          Increase (decrease) in accrued expenses                                         57,118        35,915         (8,919)
          Increase (decrease) in federal and other taxes on
            income (cash payments: $106,717 in 1994,
            $101,574 in 1993 and $65,402 in 1992)                                         16,680       (13,583)          (103)
                                                                                       --------------------------------------
              Total adjustments                                                          111,695        68,050         53,580
                                                                                       --------------------------------------
                Net cash provided by operating activities                                314,068       226,304        182,723
                                                                                       --------------------------------------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
  Net sale (purchase) of marketable securities                                           (21,991)       (3,012)        16,010
  Proceeds from sale of property and equipment                                             6,733         4,108          5,914
  Additions to property, plant and equipment (includes rental equipment:
    $455 in 1994, $1,217 in 1993 and $5,384 in 1992)                                     (84,928)      (48,749)       (47,825)
  Acquisitions (net of cash and cash equivalents: $5,682 in 1994,
    $2,034 in 1993 and $2,370 in 1992)                                                  (186,436)     (318,968)      (108,873)
  Proceeds from sale of businesses                                                            --         1,557            500
  Purchase of treasury stock (575 shares in 1994,
    45 shares in 1993 and 2,071 shares in 1992)                                          (29,733)       (2,329)       (85,457)
                                                                                       --------------------------------------
                Net cash used in investing activities                                   (316,355)     (367,393)      (219,731)
                                                                                       --------------------------------------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:
  Increase (decrease) in notes payable (total interest cash payments:
    $40,076 in 1994, $17,057 in 1993 and $14,964 in 1992)                                 88,594       (45,741)        95,120
  Reduction of long-term debt                                                             (7,603)      (15,700)        (9,900)
  Proceeds from long-term debt                                                                --       250,000             --
  Proceeds from exercise of stock options                                                  5,288         3,145          3,652
  Proceeds from sale (repurchases) of lease receivables                                    1,863        (6,450)        (5,550)
  Cash dividends to stockholders                                                         (56,075)      (51,404)       (49,791)
                                                                                       --------------------------------------
                Net cash from financing activities                                        26,385       133,850         33,531
                                                                                       --------------------------------------
*Effect of exchange rates on cash                                                         (3,161)         (708)        (6,661)
Net increase (decrease) in cash and cash equivalents                                      26,619        (7,947)       (10,138)
Cash and cash equivalents at beginning of year                                            63,685        71,632         81,770
                                                                                       --------------------------------------
Cash and cash equivalents at end of year                                                  90,304     $  63,685      $  71,632
=============================================================================================================================


* Consistent with 1994 presentations, 1993 and 1992 cashflows have been restated to show the effect of exchange rate changes on cash.

  See Notes to Consolidated Financial Statements.

DECEMBER 31, 1994, 1993 AND 1992
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES:

The accounting policies that affect the more significant elements of the Company's financial statements are described briefly below:

A. CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions, and include the results of operations of purchased businesses from the dates of acquisition.

In conformity with F.A.S.B. Statement No. 52, the accounts of foreign subsidiaries have been translated into U.S. dollars as follows: assets and liabilities have been translated at year-end rates, profit and loss accounts have been translated at average rates for the year, and the difference has been reflected in the equity section of the balance sheet as cumulative translation adjustments. An analysis of the changes during 1994, 1993 and 1992 in the cumulative translation adjustments shown on the balance sheets follows:



(in thousands)                   1994          1993         1992
================================================================
Balance at beginning
  of year                    $(12,761)     $ (7,142)    $ 14,405
Aggregate adjustment
  for year                   $  4,555        (5,619)     (21,547)
                             -----------------------------------
Balance at end of year       $ (8,206)     $(12,761)    $ (7,142)
================================================================


B. INVENTORIES: The major portion of inventory is stated at cost, determined on the last-in, first-out (LIFO) basis, which is less than market value.

Inventory of foreign subsidiaries and inventory of some recently acquired domestic companies is stated at the lower of cost, first-in, first-out (FIFO) or market.

The remaining inventory principally represents the sum of actual production and erection costs incurred to date on uncompleted elevator installation contracts plus a percentage of estimated profit (where applicable) reduced by progress billings. The net amounts so reflected in the balance sheets are not considered material.

C. PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Property, plant and equipment includes the cost of land, buildings, equipment and significant improvements of existing plant and equipment. Expenditures for maintenance, repairs and minor renewals are expensed as incurred.

When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and gain or loss realized on disposition is reflected in earnings.

Plant and equipment acquired through December 31, 1980, is generally depreciated based upon accelerated methods, utilizing estimated useful property lives, for both accounting and tax purposes.

Plant and equipment acquired after December 31, 1980, is depreciated for accounting purposes in the manner described above. However, for U.S. income tax purposes the cost of these assets is deducted in accordance with certain provisions of the Accelerated Cost Recovery System and the Modified Accelerated Cost Recovery System under the Internal Revenue Code.

Depreciation expense in 1994 was $57,774,000 compared with $50,907,000 in 1993 and $53,708,000 in 1992.

D. INTANGIBLE ASSETS: Intangible assets subject to amortization include goodwill purchased after 1970, and the cost of certain patents, drawings, trademarks, work force, customer lists, service contracts and covenants not to compete. Goodwill is being amortized on a straight-line basis over a period not in excess of 40 years; the remaining amortization is based on estimated useful lives which range from 6 to 17 years. The Company evaluates its amortization policies regularly to determine whether later events and circumstances warrant revised estimates of useful lives. The Company evaluates the recoverability of goodwill, when warranted.

Other intangible assets represent principally goodwill attributable to businesses purchased prior to 1970. These intangibles are also regularly evaluated and in the opinion of management have not diminished in value, and accordingly have not been amortized.

Goodwill, net of amortization, aggregated $465,518,000 at December 31, 1994, $446,961,000 at December 31, 1993, and $278,218,000 at December 31, 1992.

E. RECOGNITION OF INCOME AND EXPENSE ON ELEVATOR INSTALLATION CONTRACTS:
Substantially all of the Company's income from elevator installation contracts is recorded on the percentage-of-completion method. Under the percentage-of-completion method, contract revenue is recognized as costs are incurred using estimated gross profit percentages.

F. INCOME TAXES: The provision for income taxes includes Federal, state, local and foreign taxes.

Tax credits, primarily for research and experimentation are recognized as a reduction of the provision for income taxes in the year in which they are available for tax purposes, and aggregated $4,982,000 in 1994, $1,514,000 in 1993, and $1,625,000 in 1992. Research and experimentation expenditures charged to earnings amounted to $96,855,000 in 1994, $60,430,000 in 1993 and $67,822,000
in 1992.

Generally, no provision is made for U.S. income taxes on unremitted earnings of foreign subsidiaries since any U.S. taxes payable would be offset by foreign tax credits.

G. CASH FLOWS: For purposes of the statement of cash flows, the Company considers all highly liquid investments, including highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

H. CHANGES IN ACCOUNTING PRINCIPLES: In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 1992, the Company adopted Statement 109 and it has reported the cumulative effect of that change in the method of accounting for income taxes in the 1992 consolidated statement of income.

Postretirement Plans - Certain of the Company's subsidiaries sponsor defined benefit health care and life insurance plans for retirees. Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106 "Employers" Accounting for Postretirement Benefits Other than Pensions," which established new accounting standards for the costs of retiree health care and other postretirement benefits (also see note 10). Prior to 1992, the Company recognized these benefits on the pay-as-you-go method (i.e., cash basis). The cumulative after tax effect of the change in accounting for postretirement benefits other than pensions is reported in the 1992 consolidated statement of income.

Effective January 1, 1994, the Company adopted the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." As applicable here the statement requires that investments in such securities be designated either as trading, or available-for-sale. Trading securities are reported at fair value with unrealized gains and losses recognized in earnings. Available-for-sale securities are also reported at fair value but unrealized gains and losses are shown in the caption "unrealized holding losses" included in stockholders' equity.

As of December 31, 1994, available-for-sale securities totaled $17,202,000 with a related gross unrealized loss of $550,000 and consisted of investments in certain mutual funds which invest primarily in equity securities. Trading securities at December 31, 1994 totaled $37,381,000 with a gross unrealized loss of $639,000 and consisted of an investment in a limited investment partnership which invests primarily in equity securities. The net realized gain for the years ended December 31, 1994, 1993 and 1992 were $4,047,000, $1,523,000, and
$3,190,000 respectively.

2. ACQUISITIONS AND DISPOSITIONS:

On March 27, 1992, the Company acquired all of the capital stock of A-C Compressor Corporation. A-C Compressor, located in Elm Grove and Appleton, Wisconsin, manufactures and sells single-stage centrifugal oil-free screw and rotary vane compressors as well as multi-stage centrifugal compressors. On July 30, 1992, the Company acquired the operating assets of Vectron Laboratories, Inc. Vectron, located in Norwalk, Connecticut, manufactures and sells precision crystal oscillators (frequency sources, or clocks) used in computers, instrumentation, telecommunication systems, radio communications and space applications. On August 31, 1992, the Company acquired all of the capital stock of Christian Hein GmbH, a regional elevator company located in Hanover, Germany. On September 1, 1992, the Company acquired certain assets of Continental Manufacturing, Inc., for the Company's subsidiary, Chief Automotive Systems. On October 1, 1992, the Company acquired the elevator service business of Deya Elevator Service, Inc., located in San Juan, Puerto Rico. The aggregate cost of these 1992 acquisitions, including all direct costs was approximately $111,243,000 cash, of which $68,115,000 represents goodwill and is being amortized over a forty-year period.

On May 21, 1993, the Company spun-off its contract electronics manufacturing business to its stockholders in a tax free distribution of stock of DOVatron International, Inc., formerly Dover Electronics Manufacturing. The Company's stockholders received one share of DOVatron for every ten shares of Company stock owned on the record date, also May 21, 1993. No gain or loss was recognized from the distribution and the net assets of DOVatron were eliminated from the Company's retained earnings.

Effective January 1, 1993, the Company acquired all of the capital stock of Lift Service and Montage, GmbH, a regional elevator company headquartered in Saarbrucken, Germany. On April 1, 1993, the Company acquired certain assets of Atlanta Elevator Company, a regional elevator service and repair company. On April 14, 1993 the Company acquired from Brown & Sharpe Manufacturing Company (U.S.) and Brown & Sharpe Ltd. (U.K.), all assets relating to their screw machine repair business. Also on April 14, 1993, the Company acquired the assets of Plyslade Screw Machine Services, Ltd., a U.K. manufacturer and distributor of Brown & Sharpe repair parts. On July 1, 1993, the Company acquired all of the capital stock of The Heil Co., the United State's largest manufacturer of refuse trucks, trailerized tanks and construction dump bodies. On August 23, 1993, the Company acquired 100% of the capital stock of BTD Holdings, Inc. (Belvac). Belvac is a leading manufacturer of quality machinery used in the production of two-piece beverage cans, principally can-trimming and necking machines. On August 31, 1993, the Company acquired the assets of Richland, Inc., a regional steel supplier as well as a provider of custom steel fabrication and plant maintenance service. Effective September 1, 1993, the Company acquired the assets of Viking Elevator Company, Inc., of Los Angeles County, a regional elevator service and repair company. On September 1, 1993, the Company acquired the assets of J&L Tank, Inc., a tank trailer manufacturer. On

October 12, 1993, the Company acquired certain assets of Dynapert (a subsidiary of Emhart Industries, Inc.) and its subsidiaries; these assets were purchased for the Company's Universal Instruments subsidiary and relate to through-hole mounting for use in assembling electronic circuit boards. As of October 22, 1993, the Company acquired the stock of Thermal Equipment Corporation, and related corporations. Thermal is the leading designer and producer of autoclaves used in curing composite and bonded materials in high-stress, demanding applications. On November 3, 1993, the Company acquired the stock of Phoenix Refrigeration Systems, Inc., a producer of commercial refrigeration systems for retail grocery stores and food markets, and its affiliate, Electrical Distribution Systems, Inc., a designer and manufacturer of commercial electrical distribution systems. On November 16, 1993, the Company acquired the oscillator product line of the E G & G Frequency Products Division for the Company's Oscillatek Division. On December 3, 1993, the Company acquired certain assets of Global Equipment Co. for the Company's subsidiary, Marathon Equipment Company.

The aggregate cost of these 1993 acquisitions, including all direct costs, was approximately $321,002,000 cash, of which $171,047,000 represents goodwill, and is being amortized over a forty-year period.

On January 3, 1994, the Company acquired the assets of Midland Manufacturing Corp., the leading manufacturer of valves, gauges, fittings and other fluid handling and control devices for the rail tank car industry. Effective March 1, 1994, the Company acquired the assets of Rantom, Inc., a Michigan-based manufacturer of hydraulic and pneumatic cylinders and nitrogen air springs. On March 24, 1994, the Company acquired the stock of HTT Heat Transfer Technologies S.A., a European based designer and manufacturer of brazed plate heat exchangers and plate and frame gasketed heat exchangers. On March 30, 1994, the Company acquired the assets of Technopack Ewald Hagenorn GmbH & Co., KG (Technopack) located near Hamburg, Germany. Technopack, a former licensee of the Company's U.S. subsidiary, Tipper Tie, is a manufacturer of clipping equipment and clip closures operating primarily in the European market. On May 9, 1994, the Company acquired the stock of Reheat AB, a Swedish manufacturer of heat transfer plates for plate heat exchangers. On May 24, 1994, the Company acquired the assets of Koolrad Design & Manufacturing Company of Ontario, Canada. Koolrad is a major manufacturer of plate-type radiators for Canadian transformer manufacturers. On June 10, 1994, the Company acquired the stock of Tarby, Inc., a progressing cavity pump manufacturer. On June 29, 1994, the Company acquired the assets of Transmission Networks International (TNI), of Knightdale, North Carolina. TNI is a leading manufacturer of specialty transformers, primarily with ferrite cores. On July 29, 1994, the Company acquired certain assets of Midstate Elevator Company, a New York regional elevator and escalator installation, service and repair company. On August 5, 1994, the Company acquired the assets of Hill Refrigeration, Inc., a manufacturer of refrigeration cases and refrigeration systems for commercial use. On September 6, 1994, a subsidiary of the Company purchased certain assets of its long-time supplier, Tie Net International. Tie Net manufactures specialty netting products used primarily in the meat sector of the food industry.

The aggregate cost of these 1994 acquisitions, including all direct costs, was approximately $186,436,000 of which $91,087,000 represents goodwill and is being amortized over a forty-year period. The $186,436,000 purchase price accounting cost can be reconciled to the $187,704,000 "economic cost" amount shown elsewhere in this report by considering long-term debt acquired, cash on date of acquisition and reorganization costs assumed.

All of the above acquisitions have been accounted for by the purchase method of accounting. Accordingly, the accounts of the acquired companies, after adjustment to reflect fair market values assigned to assets and liabilities have been included in the consolidated financial statements from their respective dates of acquisition.

The pro-forma results of operations, after giving effect to purchase adjustments, as if the 1994 acquisitions had taken place at the beginning of 1993, would not be materially different from those previously reported.


3. FOREIGN OPERATIONS:

The consolidated financial statements include the following assets, liabilities, net sales and net earnings of foreign subsidiaries, all of which are wholly owned:


(in thousands)                 1994           1993          1992
================================================================
Assets                    $ 375,057      $ 265,260     $ 256,539
Liabilities                  95,648         77,708        66,388
                          --------------------------------------
Net assets                $ 279,409      $ 187,552     $ 190,151
                          ======================================
Net sales                 $ 525,379      $ 390,574     $ 387,529
                          ======================================
Net earnings              $  30,501      $  28,244     $  17,778
================================================================


4. ACCOUNTS RECEIVABLE:

Accounts receivable include retainage which has been billed, but which is not due pursuant to retainage provisions in construction contracts until completion of performance and acceptance by the customer. This retainage aggregated $38,254,000 at December 31, 1994, $41,969,000 at December 31, 1993, and
$33,837,000 at December 31, 1992. Substantially all retained balances are collectible within one year.

5. INVENTORIES:

The major portion of inventories is stated at cost determined on the LIFO basis. Inventories, by components, are summarized as follows:


(in thousands) at December 31,         1994           1993          1992
========================================================================
Raw materials                     $ 116,829      $  92,341     $  89,776
Work in process                     167,251        136,031       108,190
Finished goods                      121,828        109,329       101,152
                                  --------------------------------------
Total                               405,908        337,701       299,118
Less LIFO reserve                    41,304         43,382        48,962
                                  --------------------------------------
                                  $ 364,604      $ 294,319     $ 250,156
========================================================================

During each of the years in the three-year period ended December 31, 1994, some inventory quantities were reduced. This reduction resulted in a liquidation of certain LIFO inventory quantities carried at lower costs prevailing in prior years as compared with costs at December 31 of each year. The effect of these liquidations increased net earnings by 2 cents per share in 1994, by 3 cents per share in 1993, and by 4 cents per share in 1992.

6. BANK LINES OF CREDIT:

The Company has open bank lines of credit and other bank credit agreements totaling $411,000,000 which support its commercial paper. These lines are in amounts requested by the Company and not the maximum that could be obtained.

Under the borrowing arrangements, the Company has generally agreed to either maintain average collected bank compensating balances or pay fees, the total of which is not material.

7. LONG-TERM DEBT:

A summary of long-term debt follows:


(in thousands)                       1994        1993       1992
================================================================
Commercial paper                 $250,000    $250,000         --
Canadian mortgage
  note bearing interest at
  11.25%, matured in 1993              --         672     $3,686
Other                               4,042       1,705      1,490
                                 -------------------------------
Total long-term debt              254,042     252,377      5,176
Less current installments             455         312      3,946
                                 -------------------------------
Long-term debt excluding
  current installments           $253,587    $252,065     $1,230
================================================================

On December 10, 1993, the Company signed a three year $250 million credit agreement with a group of 19 banks; this facility remains unused. The Company has the intent to maintain, on a long--term basis, $250 million principal amount of its commercial paper borrowings. Given this ability and intent, $250 million of the Company's outstanding commercial paper has been classified as long-term debt in the consolidated financial statements.

Annual repayments of long-term debt in the four years following 1995 (excluding the $250 million credit agreement mentioned above, which matures in 1996) are scheduled as follows: 1996-D$377,000, 1997-D$320,000, 1998-D$418,000,
1999-$694,000.

8. CAPITAL STOCK, ADDITIONAL PAID-IN CAPITAL AND TREASURY STOCK:

The Board of Directors has been authorized to issue preferred stock, in one or more series up to 100,000 shares, with such designations, preferences and relative rights and limitations as may be stated in the resolution relating to each issue.

Changes in common stock, additional paid-in capital and treasury stock are summarized below:



                                                      Treasury Stock
                   Common Stock        Additional   ------------------
(in thousands)     $1 Par Value   Paid-in Capital   Shares      Amount
======================================================================
Balance at
  January 1, 1992       $65,998           $ 6,034    7,020    $230,097
Stock options
  exercised                 178             3,474       27*      1,188
Treasury stock
  purchased                  --                --    2,044      84,269
                        ----------------------------------------------
Balance at
  December 31, 1992     $66,176           $ 9,508    9,091    $315,554

Stock options
  exercised                 122             3,023       20*      1,087
Treasury stock
  purchased                  --                --       25       1,242
                        ----------------------------------------------
Balance at
  December 31, 1993     $66,298           $12,531    9,136    $317,883

Stock options
  exercised                 143             5,145        2*        133
Treasury stock
  purchased                  --                --      573      29,600
                        ----------------------------------------------
Balance at
  December 31, 1994     $66,441           $17,676    9,711    $347,616
======================================================================

*Shares given as consideration for exercise price.


During 1987 the Board of Directors adopted a Stockholders' Rights Plan that is designed to protect stockholders from attempts to acquire control of the Company at an inadequate price. In accordance with the Board's resolution, a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of common stock was paid on November 23, 1987. Under certain circumstances, including the acquisition of 20 percent of the Company's stock, all rights holders except the acquiror may purchase the Company's common stock at a 50 percent discount. If the Company is acquired in a merger after the acquisition of 20 percent of the Company's common stock, rights holders may purchase the acquiror's shares at a similar discount.

9. STOCK OPTION AND PERFORMANCE INCENTIVE PROGRAM:

On April 24, 1984, the stockholders approved an incentive stock option plan and cash performance program under which a maximum aggregate of 4,800,000 shares was reserved for grant to key personnel until January 30, 1994. This plan expired on January 30, 1995, but certain previous grants remain outstanding at December 31, 1994. On April 28, 1987, the stockholders approved an amendment to permit the grant or exercise of nonqualified stock options under this plan. The stockholders also approved a cash bonus covering a portion of the option holder's income tax liability to compensate any optionee who amends his option changing its exercise from qualified to nonqualified. A nonqualified exercise reduces the Company's after-tax cost of the program. During 1994, cash bonuses in connection with nonqualified exercises aggregated $302,000 ($1,562,000 in 1993 and $2,064,000 in 1992).

The option price may not be less than the fair market value of the stock at the time the options are granted. The period during which these options are exercisable is fixed by the Company's Compensation Committee at the time of grant but is not to exceed ten years plus one month with respect to nonqualified options under the plans.

Transactions in stock options under this plan are summarized as follows:


                                     Shares Under Option         Price Range
============================================================================
Outstanding at Jan. 1, 1992                    1,145,520      $14.00--$39.50
  Granted                                        221,460              $39.75
  Exercised                                     (178,320)     $14.00--$30.50
  Canceled                                        (2,350)     $19.63--$39.75
                                               -----------------------------
Outstanding at Dec. 31, 1992                   1,186,310      $15.00--$39.75
                                               =============================
Exercisable at Dec. 31, 1992
  through March 28, 1999                         558,850      $15.00--$31.25
                                               =============================
Outstanding at Jan. 1, 1993                    1,186,310      $15.00--$38.72
  Granted                                        246,970              $45.69
  Exercised                                     (122,469)     $15.00--$34.71
  Spin-off adjustment                             33,598                  --
  Canceled                                       (70,720)     $15.00--$45.69
                                               -----------------------------
Outstanding at Dec. 31, 1993                   1,273,689      $16.57--$45.69
                                               =============================
Exercisable at Dec. 31, 1993
  through Feb. 28, 2000                          672,658      $16.57--$45.69
                                               =============================
Outstanding at Jan. 1, 1994                    1,273,689      $16.57--$45.69
  Granted                                        195,805              $59.50
  Exercised                                     (142,100)     $16.57--$38.72
  Canceled                                       (48,229)     $26.37--$59.50
                                               -----------------------------
Outstanding at Dec. 31, 1994                   1,279,165      $18.27--$59.50
============================================================================

Exercisable at December 31, 1994 through:
   January 20, 1995                            12,668 shares@ $18.27--$45.69
   January 30, 1996                           29,359 shares @ $19.13--$45.69
   February 28, 1997                          84,391 shares @ $26.38--$45.69
   March 3, 1998                             117,065 shares @ $30.46--$45.69
   March 28, 1999                            141,665 shares @ $29.73--$45.69
   February 28, 2000                         162,918 shares @ $34.72--$45.69
   February 28, 2001                         174,223 shares @ $38.49--$45.69
- ----------------------------------------------------------------------------


10. PENSION PLANS:

The Company has many non-contributory defined benefit and defined contribution pension plans covering substantially all employees of the company and its domestic and foreign subsidiaries. Plan benefits are generally based on years of service and employee compensation. The Company's funding policy is consistent with the funding requirements of ERISA and applicable foreign law.

The financial statements and related disclosures reflect Statement of Financial Accounting Standard No. 87 "Employers" Accounting for Pensions', for U.S. defined benefit pension plans; foreign defined benefit pension plans are not considered material. Pension cost and related disclosures for U.S. funded defined benefit plans for 1994, 1993 and 1992 include the following components:


(in thousands)                          1994       1993        1992
===================================================================
Actual return on plan assets       $   5,098    $26,898     $14,108
Add deferred loss (gain)              14,866     (7,914)        561
                                   --------------------------------
Net return                            19,964     18,984      14,669
Net amortization                       1,612      1,387       1,741
Deduct:
  Benefits earned during year         (7,872)    (6,251)     (5,560)
  Interest accrued on
    projected benefit obligation     (12,302)    (11,978)    (8,832)
                                   --------------------------------
Net pension credit                 $   1,402    $ 2,142     $ 2,018
===================================================================


The funded status and resulting prepaid pension cost of U.S. defined benefit plans for the three years ended December 31, 1994, were as follows:



                                            Funded Plans
                                  --------------------------------
(in thousands)                         1994       1993        1992
==================================================================
Plan assets at fair value         $ 203,549   $214,542    $164,394
                                  --------------------------------
Actuarial present value
  of benefit obligation:
    Vested                          146,322    137,643      87,278
    Nonvested                         8,590     15,791      12,089
                                  --------------------------------
Accumulated benefit obligation      154,912    153,434      99,367
Effect of projected future
  salary increases                   30,104     28,239      20,278
                                  --------------------------------
Projected benefit obligation        185,016    181,673     119,645
                                  --------------------------------
Plan assets in excess of
  projected benefit obligation       18,533     32,869      44,749
Unrecognized net (gain) loss         20,489      4,199      (6,141)
Unrecognized FAS 87
  transition (gain)                 (19,665)   (21,345)    (25,066)
Unrecognized prior service cost       3,749      5,298       5,092
                                  --------------------------------
Prepaid pension cost
  at December 31                  $  23,106   $ 21,021    $ 18,634
==================================================================


The assumptions used in determining the above were as follows: a weighted average discount rate of 7% (7.1% for 1993 and 8% for 1992), an average wage increase of 5% and an expected longterm rate of return on plan assets of 10%.

Approximately 68% (72% in 1993 and 71% in 1992) of defined benefit plan assets were invested in equity securities with the remainder in fixed income and short-term investments.

The Company also provides, through a nonqualified plan, supplemental pension payments in excess of qualified plan limits imposed by Federal tax law. These plans cover officers and certain key employees and serve to restore the combined pension amount to original benefit levels. The plans are unfunded apart from the general assets of the Company. The pension benefit obligation and pension expense under these plans follow:


(in thousands)                       1994       1993        1992
================================================================
Pension benefit obligation        $13,902    $11,986      $7,927
Pension expense                     3,599      1,679       1,086
- ----------------------------------------------------------------

For measurement purposes a discount rate of 7% was used together with an average wage increase of 5%.

Pension cost for all plans was $33,474,000 for 1994, $25,546,000 for 1993 and $26,350,000 for 1992.

In addition to the pension plans described above, certain of the Company's subsidiaries sponsor twelve separate defined benefit health care plans for retirees which provide medical coverage and/or life insurance. None of these plans is funded.

The Company adopted Statement of Financial Accounting Standards No. 106 "Employers" Accounting for Postretirement Benefits Other Than Pensions," as of January 1, 1992. The cumulative effect of such adoption at January 1, 1992 was a charge of $19,546,000 before taxes ($12,387,000 after taxes). The net periodic postretirement benefit cost before taxes for 1992 was increased $1,069,000.

The following table details the amounts recognized in the Company's Consolidated Balance Sheet at December 31 of each year:


(in thousands)                        1994       1993        1992
=================================================================
Accumulated postretirement
  benefit obligation:
    Retirees                       $16,637    $17,942    $  9,895
    Fully eligible active plans
      participants                   9,990     10,822      10,720
    Unamortized gain (loss)          1,133     (1,513)         --
                                   ------------------------------
    Accrued postretirement
      benefit cost included in
      accrued liabilities          $27,760    $27,251    $ 20,615
=================================================================


Net period postretirement benefit cost for 1994, 1993 and 1992 included the following components:


(in thousands)                       1994       1993        1992
================================================================
Service cost                      $   504     $  426      $  475
Interest cost                       1,907      1,545       1,521
Gain on settlement                   (410)      (285)         --
Amortization gain                     (72)       (35)         --
                                  ------------------------------
Net periodic postretirement
  benefit cost                    $ 1,929     $1,651      $1,996
================================================================

For measurement purposes a discount rate of 7% was used for the plan liability and rates from 5% to 16% annual rate of increase in the per capita cost covered benefit (i.e., health care cost trend rates) was assumed for 1995; the rates were assumed to decrease gradually to 5% by the year 2012 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amount reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $1,859,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by approximately $198,000.

11. TAXES ON INCOME:

As discussed in note 1H, the Company adopted Statement 109 as of January 1, 1992. The cumulative effect of this change of accounting has been reported separately in the consolidated statement of earnings for the year ended December 31, 1992; prior years' financial statements have not been restated. The cumulative effect of this accounting change was $12,951,000 as of January 1, 1992, and pretax income for the year ended December 31, 1992, was decreased $3,297,000 due to effects of adjustments for prior purchase business combinations.

Total income taxes for the years ended December 31, 1994, 1993 and 1992 were allocated as follows:


(in thousands)                        1994       1993       1992
================================================================
Income from continuing
  operations                      $104,486    $87,288     $71,192
Change in accounting principles        --         --       (7,159)
Stockholders' equity, for
  compensation expense for
  tax purposes in excess of
  amounts recognized for
  financial reporting purposes      (1,491)    (1,849)     (1,431)
                                  -------------------------------
                                  $102,995    $85,439     $62,602
=================================================================

Income tax expense (benefit) is made up of the following components:



(in thousands)                        1994       1993        1992
=================================================================
Domestic                          $267,427   $220,968    $167,911
Foreign                             39,432     24,574      32,424
                                  -------------------------------
                                  $306,859   $245,542    $200,335
=================================================================


Income tax expense (benefit) is made up of the following components:



(in thousands)                        1994       1993        1992
=================================================================
Current:
U.S. Federal                      $ 98,895    $74,651     $55,989
State and local                      7,259      4,400       6,115
Foreign                             17,290      7,732      12,628
                                  -------------------------------
Total current                      123,444     86,783      74,732
                                  -------------------------------
Deferred:
U.S. Federal                       (15,922)    (1,643)     (3,810)
State and local                       (182)     1,700         (94)
Foreign                             (2,854)       448         364
                                  -------------------------------
Total deferred                     (18,958)       505      (3,540)
                                  -------------------------------
Total expense                     $104,486    $87,288     $71,192
                                  ===============================
Effective rate                        34.1%      35.5%       35.5%
=================================================================

The reasons for the difference between the effective rate and the U.S. Federal income statutory rate of 35% (34% for 1992) follows:


(in thousands)                       1994       1993       1992
===============================================================
U.S. Federal income tax rate         35.0%      35.0%      34.0%
State and local taxes, net of
  Federal income tax benefit          1.5        1.6        2.0
Foreign tax differential               .2         --        1.0
R&E tax credits                      (1.6)       (.6)       (.8)
FSC benefit                          (2.0)      (1.9)      (2.4)
Non tax deductible items              1.6        2.5        2.2
Miscellaneous items                   (.6)      (1.1)       (.5)
                                     --------------------------
                                     34.1%      35.5%      35.5%
===============================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 of each year are:


(in thousands)                              1994        1993        1992
========================================================================
DEFERRED TAX ASSETS:
Accrued insurance principally
  due to accrual for financial
  reporting purposes                   $  25,248    $ 17,994     $ 20,556
Accrued compensation principally
  due to accrual of postretirement
  benefits, compensated absences          21,226      17,768       14,576
Accrued expenses principally
  due to accrual for disposition
  of business, interest and warranty
  for financial reporting purposes        16,519      13,087        9,610
Inventories, principally due to
  reserves for financial reporting
  purposes and capitalization
  for tax purposes                         6,365       5,505        3,400
Accounts receivable principally
  due to allowance for
  doubtful accounts                        4,609       3,439        2,976
Other                                      2,072       6,505        1,700
                                       ----------------------------------
    Total deferred tax assets             76,039      64,298       52,818
                                       ----------------------------------
DEFERRED TAX LIABILITIES:
Accounts receivable principally due
  to retainage and accrual
  acceptance on elevator contracts       (40,330)    (39,520)     (29,727)
Plant and equipment, principally due
  to differences in depreciation         (18,823)    (14,554)     (16,917)
Intangible assets principally due
  to different tax and financial
  reporting bases                         (2,720)    (25,040)     (15,058)
Prepaid expenses principally due
  to overfunded pensions plans            (5,936)     (7,103)      (5,332)
Other                                     (4,288)     (5,217)      (5,250)
                                       ----------------------------------
  Total gross deferred liabilities       (72,097)    (91,434)     (72,284)
                                       ----------------------------------
Net deferred tax (liability) asset         3,942     (27,136)     (19,466)
                                       ==================================
Net current deferred
  (liability) asset                        6,487      (6,727)       2,034
                                       ==================================
Net non-current deferred
  tax liability                        $ (2,545)    $(20,409)    $(21,500)
=========================================================================


There were no valuation allowances at January 1, 1992 through December 31, 1994.

12. RENTAL AND LEASE INFORMATION:

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense, net of insignificant sublease rental income, on all operating leases was $25,916,000, $24,923,000 and $25,671,000 for 1994, 1993 and 1992, respectively. Contingent rentals under the operating leases were not significant.

Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year, aggregate $80 million as of December 31, 1994 and are payable as follows (in millions): 1995 - $17.7; 1996 - $13.5; 1997 - $10.5; 1998 - $7.2; 1999 - $5.4; and after 1999 - $25.7.

13. CONTINGENCIES:

Several of the Company's subsidiaries are involved in legal proceedings relating to the cleanup of waste disposal sites identified under Federal and state statutes which provide for the allocation of such costs among "potentially responsible parties." In each instance the extent of the Company's liability appears to be small in relation to the total projected expenditures and the number of other "potentially responsible parties" involved. In addition, several of the Company's subsidiaries are involved in ongoing remedial activities at certain plant sites, in cooperation with regulatory agencies.

In December 1991 a chromium leak was discovered in the vicinity of Texas Hydraulics' Waco, Texas plant. Texas Hydraulics immediately began remedial activities which continue to date. In addition, Texas Hydraulics paid the State of Texas approximately $174,000 to settle all administrative compliance matters and has settled several private claims relating to these events. The Company monitors the status of these proceedings and has provided appropriate reserves.

As previously reported, the Internal Revenue Service (IRS) proposed significant additional taxes plus interest as a result of its examination of the Company's Federal income tax returns for the eight years ended December 31, 1989. The underlying issues related primarily to allocations of purchase price of acquisitions made during those years, plus acquisitions made in 1990 and 1991. On January 13, 1995, the Company reached agreement with the Appeals Office of IRS settling substantially all issues relating to such acquisitions. Under this agreement, allocations to tangible assets have been accepted while allocations to intangibles have been adjusted in accordance with the Intangible Settlement Initiative introduced by the IRS National Office in March 1994. The Settlement was recorded as of December 31, 1994, as a result of which excess tax reserves in the amount of $26 million have been released with a corresponding reduction in goodwill.

During 1994, the IRS completed its examination of the Company's 1990 and 1991 Federal income tax returns and has proposed additional taxes aggregating $36.2 million plus interest which action is being vigorously contested by the Company. If ultimately the Company must pay certain of these additional taxes, such taxes will be recovered in future years.

The Company and certain of its subsidiaries are also parties to a number of other legal proceedings incidental to their businesses. Management and legal counsel periodically review the probable outcome of such proceedings, the costs and expenses reasonably expected to be incurred, the availability and extent of insurance coverage and established reserves. While it is not possible at this time to predict the outcome of these legal actions, in the opinion of management, based on these reviews, the disposition of the lawsuits and the other matters mentioned above will not have a material effect on financial position.

Certain lease receivables entered into by the Company's finance divisions were sold to a third party during 1992, 1993 and 1994, with limited recourse. The leases cover machinery and equipment manufactured by the Company and involve thousands of customers. There is no significant concentration of credit risk. Generally, the lease period does not exceed five years. The leases are collateralized by security deposits and Uniform Commercial Code filings; equipment is subject to repossession in the event of lease default. The outstanding balance on such receivables at December 31, 1994 was $41 million ($39 million in 1993 and $45 million in 1992) of which the Company has a contingent liability of $7.2 million should all of the receivables become uncollectible.

14. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards 107, requires all entities to disclose the fair value of certain financial instruments in their financial statements. Accordingly, the Company reports that the carrying amount of cash and cash equivalents, trade receivables, accounts payable, notes payable and accrued expenses approximates fair value due to the short maturity of these instruments, and that the carrying amount of marketable securities is stated at fair value.


15. BUSINESS SEGMENT INFORMATION:

Dover groups its products and services by industry lines into five segments as set forth in the tables shown on page 16. A description of the products manufactured and services performed by each of the five segments is given on pages 6 through 15.

OPERATING RETURN ON OPERATING INVESTMENT

When companies are acquired, Dover's purchase price generally exceeds the book value of the acquired company. Increases in the book value of the assets, including goodwill, arising in such instances, are assigned to the business segments in which acquired companies are included. Similarly, the amortization of these increased asset values is charged against the income of that business segment.

These asset values and charges to income are also reflected in the computation of Dover's net income and return on equity. However, to monitor the progress of business operations on a continuous basis and in relation to industry norms, Dover does not include these asset values or cost in the calculation of "Operating Return on Investment" as shown in the unaudited charts on pages 4, 6, 9, 12, 15 and 18. Additionally, the "Investment" figure reflected in these charts is reduced by applicable current liabilities for accounts payable and accrued expenses and for certain deferred taxes.


INFORMATION ABOUT THE COMPANY'S OPERATIONS IN DIFFERENT GEOGRAPHIC AREAS


(in thousands)
For the Years Ended December 31,             1994          1993          1992          1991           1990           1989
=========================================================================================================================
Sales to unaffiliated customers:
  United States                        $2,559,897    $2,093,354    $1,884,051    $1,805,133     $1,812,612     $1,782,675
  Foreign                                 525,379       390,574       387,529       390,653        397,733        337,759
Transfers between geographic areas:
  United States                           129,690        82,772        75,226        85,514         98,929         89,121
  Foreign                                  26,603        20,983        19,147        10,448         14,258          7,271
  Eliminations                           (156,293)     (103,755)      (94,373)      (95,962)      (113,187)       (96,392)
                                       ----------------------------------------------------------------------------------
    Consolidated sales                 $3,085,276    $2,483,928    $2,271,580    $2,195,786     $2,210,345     $2,120,434
                                       ==================================================================================
Operating profit:
  United States                        $  306,881    $  237,847       187,118    $  170,265     $  223,350     $  216,115
  Foreign                                  47,674        29,946        35,677        51,211         52,370         39,445
                                       ----------------------------------------------------------------------------------
    Consolidated total
      (excluding corporate)            $  354,555    $  267,793       222,795    $  221,476     $  275,720     $  255,560
                                       ==================================================================================
Identifiable assets at December 31:
  United States                        $1,603,191    $1,454,198    $1,111,017    $1,017,003     $1,033,969     $1,053,700
  Foreign                                 375,057       265,260       256,539       267,565        242,702        206,494
                                       ----------------------------------------------------------------------------------
    Consolidated total
      (excluding corporate)            $1,978,248    $1,719,458    $1,367,556    $1,284,568     $1,276,671     $1,260,194
                                       ==================================================================================
Export sales as a percentage
  of United States sales                       22%           20%          22%            22%            20%            20%
=========================================================================================================================

DOVER CORPORATION AND SUBSIDIARIES
INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Dover Corporation:

We have audited the accompanying consolidated balance sheets of Dover Corporation and subsidiaries as of December 31, 1994, 1993 and 1992 and the related consolidated statements of earnings, retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dover Corporation and subsidiaries at December 31, 1994, 1993 and 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, in 1992 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 106, "Employers" Accounting for Postretirement Benefits Other Than Pensions."

345 Park Avenue
New York, N.Y. 10154
February 22, 1995                                          KPMG Peat Marwick LLP

DOVER CORPORATION AND SUBSIDIARIES
QUARTERLY DATA
(unaudited) (in thousands except per share figures)



           Quarter              Net Sales     Gross Profit      Net Earnings     Per Share
==========================================================================================
1994       FIRST               $  680,727         $210,932          $ 42,573         $ .74
           SECOND                 761,224          237,896            52,440           .92
           THIRD                  804,460          245,228            51,870           .91
           FOURTH                 838,865          253,743            55,490           .97
                               -----------------------------------------------------------
                               $3,085,276         $947,799          $202,373         $3.54
==========================================================================================
1993       First               $  566,780         $168,114          $ 33,764         $ .59
           Second                 594,511          177,174            39,759           .70
           Third                  642,178          199,918            42,360           .74
           Fourth                 680,459          205,466            42,371           .74
                               $2,483,928         $750,672          $158,254         $2.77
==========================================================================================



DOVER CORPORATION AND SUBSIDIARIES
COMMON STOCK CASH DIVIDENDS AND MARKET PRICES


                                                          Market Prices**
                                                    ------------------------     Dividends
           Quarter                                    High               Low     Per Share
==========================================================================================
1994       FIRST                                    $66.88            $57.63          $.23
           SECOND                                    62.88             50.88           .23
           THIRD                                     60.63             54.63           .26
           FOURTH                                    57.38             49.75           .26
                                                    --------------------------------------
                                                                                      $.98
==========================================================================================
1993       First                                    $50.00            $45.00          $.22
           Second                                    49.38             46.00           .22
           Third                                     57.13             45.63           .23
           Fourth                                    61.88             51.88           .23
                                                    --------------------------------------
                                                                                      $.90
==========================================================================================

**As reported in the Wall Street Journal.

1994      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

LIQUIDITY AND CAPITAL RESOURCES:

The Company continues to be in excellent financial condition. Liquidity measures decreased only modestly despite 1994 acquisition expenditures of $188 million, capital expenditures of $84 million and treasury stock purchases of $30 million.

The Company's current ratio (current assets divided by current liabilities) decreased to 1.47 at December 31, 1994, compared with 1.52 at December 31, 1993, and 1.36 at December 31, 1992. The quick ratio (current assets net of inventories, divided by current liabilities) also decreased, to 1.00 at December 31, 1994, compared with 1.02 at December 31, 1993, and .91 at December 31, 1992. Year-end working capital for the last three years expressed as a percentage of sales was 11.7% in 1994, 12.4% in 1993 and 8.9% in 1992. Income taxes have been based on the following components of earnings before taxes on income.

At December 31, 1994, the Company had bank lines of $411 million, all of which were unused. Additional bank lines of credit are available at the Company's request.

The Company enjoys the highest rating for its commercial paper. Notes payable at December 31, 1994, aggregated $263.6 an increase of $88.6 million from the prior year. This increase, together with internally generated excess cash flows, financed the 1994 acquisition program, the stock repurchase program and the capital expenditures mentioned above.

With respect to debt percentages, current debt to tangible net worth increased to 47.7% at December 31, 1994 compared with 32.1% at December 31, 1993 and 53.3% at December 31, 1992. Total debt to tangible net worth followed a similar pattern, increasing in 1994 to 93.4% at year end compared with 78.4% at year end 1993 and 54.5% at year end 1992. The Company's net debt (total debt less cash, cash equivalents and marketable securities) increased by $41.7 million, during 1994, but the net debt to equity ratio decreased to 37.4% compared with 38.1% at December 31, 1993 and 15.5% at December 31, 1992. Long-term debt maturities for the four years 1995 to 1998 aggregate $251.6 million. Management is not aware of any potential impairment to the Company's liquidity, other than contingent liabilities as discussed in Note 13 to the Consolidated Financial Statements.

Historically, capital expenditures have been financed with internally generated funds. During 1994 the entire capital expenditure program was financed internally. Internal financing is also expected to provide all of the funds for capital expenditures in 1995, which the Company believes will aggregate approximately $100 million. The Company plans to continue its acquisition program, combining external financing, if necessary, with internally generated cash.

RESULTS OF OPERATIONS 1994:

Results of operations are explained in detail in the stockholders' letter and operations review, pages 2 through 20.

1993 COMPARED WITH 1992:

Earnings per share set a new record of $2.77, an increase of 24% over 1992. Sales rose 9%, from $2.272 billion to $2.484 billion. It was an especially successful year for our acquisition program; $321 million was invested in 13 separate transactions. The companies purchased in 1993 had full calendar year sales of about $393 million. Because of the timing of these transactions during the year, they added only $155 million to Dover's reported 1993 sales, and only $.05 per share as a result of heavy first-year write-offs of acquisition premiums and interest foregone.

A discussion of operations by industry segments follow:

DOVER RESOURCES:

Dover Resources became our largest independent subsidiary in 1993, from an earnings point of view, as its profits expanded 20% on an 8% increase in sales. These results reflect internal growth, as Dover Resources did not complete any acquisitions in 1993.

Growth was unevenly spread among Dover Resources' companies, as many of these businesses continued to face difficult markets during the year Successful new products for the gasoline vapor recovery market helped Blackmer and OPW Fueling Components to achieve record earnings. Strong earnings increases at Norris, Norriseal and Alberta Oil Tool resulted primarily from a restructuring late in 1992, market share gains and expanded export activities.

Some other companies also achieved gains during the year, including De-Sta-Co, as a result of outstanding domestic performance in its clamp and valve products, and Petro Vend, which benefited from new products and a stronger gasoline retailing market.

Several companies whose sales are dependent on the long lead-time capital expenditure programs of their customers had reduced earnings, notably Ronningen-Petter and Wittemann.

DOVER CORPORATION AND SUBSIDIARIES



DOVER INDUSTRIES:

Dover Industries achieved record sales, up 40%, as well as record profits, up 58% from a prior year that had been burdened with a $9 million environmental charge. The acquisition of The Heil Co. and of B&S Services contributed substantially to the sales gain and modestly to the earnings gain. Heil, which is the nation's leading manufacturer of refuse trucks and trailerized tanks, became the largest company in Dover Industries and third largest in Dover Corporation, as its own operations advanced strongly in 1993. Heil had record sales exceeding $200 million, and record earnings as well.

In addition, eight of Dover Industries' ten other companies achieved earnings gains, with impressive improvements at Tipper Tie, Groen and Chief Automotive. In each of these three companies, the gains were primarily fueled by management actions involving cost reduction, capital investment and product line expansion, rather than by particularly vibrant market conditions.

DOVER ELEVATOR INTERNATIONAL:

Dover Elevator International continued to grapple with extremely weak new-construction markets in North America as its sales declined by 2% from prior year and profits slipped by 5%. This was a disappointment, as we had begun 1993 hoping that profits would continue the recovery trend that began in 1992. Service revenue did continue to grow but at rates below historical norms because of highly competitive market conditions and the reduced volume of new elevators available for conversion to service contracts.

Most of this segment's profit decline came from Canada and, to a lesser extent, the United Kingdom, and related to reduced volumes and profitability of new elevator work, along with the cost of down-sizing these activities during the year.

In the U.S., profits improved modestly, as some companies, notably Miami Elevator and Dover Elevator Systems, achieved gains. The market for new elevator work remained depressed, as it has been since the real estate contraction began in early 1991. As a result, new elevator bookings have been flat across this three-year period.

DOVER TECHNOLOGIES:

Dover Technologies' income advanced 40%, despite the mid-year spin-off of DOVatron, which was this segment's second largest profit producer in 1992. All Dover Technologies' companies showed improvement over the prior year, with particularly strong gains at DEK, Universal Instruments and Quadrant Technologies. At DEK, which specializes in printing equipment used in the assembly of surface mount printed circuit boards, a 40% gain in revenues and a substantially larger gain in profits were fueled by the continued success of its state-of-the-art Model 265 printer.

Universal's gains primarily reflected strong bookings and shipments for thru-hole assembly machines, stemming from a cyclical recovery in this segment of the industry and increases in Universal's market share. Universal's GSM- 1 surface mount machine for flexible assembly received a positive acceptance from the marketplace.

DOVER DIVERSIFIED:

Profits at Dover Diversified advanced 5%, primarily because of the favorable settlement of a contract dispute involving Sargent Controls' work on the Seawolf submarine during 1990-93. The settlement added $11 million to 1993 profits. The settlement reflects customer delays in finalizing designs and shipment schedule, which seriously impacted Sargent Controls' production and cost structure.

Most of the companies in this segment faced difficult conditions in 1993. Tranter, A-C Compressor and Waukesha Bearings had profit declines. However, Pathway Bellows and Central Research Laboratories achieved record profits. Despite its profit decline, A-C Compressor was nonetheless a bright spot, generating record orders for its long lead-time centrifugal compressors.

DOVER CORPORATION AND SUBSIDIARIES
11-YEAR CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
(in thousands except per share figures)


                                                                    1994           1993            1992            1991
=======================================================================================================================
Summary of Operations
  Net sales                                                   $3,085,276      2,483,928       2,271,580       2,195,786
  Cost of sales                                                2,137,477      1,733,256       1,601,596       1,580,051
  Selling and administrative expenses                            622,434        496,798         466,777         452,394
  Interest expense                                                36,461         22,339          20,059          23,161
  Other income (deductions), net                                  17,955         14,007          17,187          63,908
  Earnings before taxes                                          306,859        245,542         200,335         204,088
  Income taxes                                                   104,486         87,288          71,192          75,880
- -----------------------------------------------------------------------------------------------------------------------
  Net earnings                                                $  202,373        158,254         129,707*        128,208
  % of sales                                                         6.6%           6.4%            5.7%            5.8%
  Return on average equity                                          21.7%          18.9%           15.9%           15.9%
  Net earnings per common share                               $     3.54           2.77            2.24*           2.15
  Dividends per common share                                  $      .98            .90             .86             .82
- -----------------------------------------------------------------------------------------------------------------------
  Book value per common share                                 $    16.23          15.22           14.10           14.05
  Depreciation and amortization                               $   95,789         76,969          77,457          85,366
  Capital expenditures                                        $   84,473         47,532          42,441          46,618
  Acquisitions                                                $  187,704        321,002         111,243          13,192
  Cash flow**                                                 $  298,162        235,223         207,164         213,575
  Weighted average number of common shares outstanding            57,185         57,110          57,988          59,750
  Number of employees                                             22,992         20,445          18,827          18,898
- -----------------------------------------------------------------------------------------------------------------------
Financial position at December 31
  Working capital                                             $  360,916        307,846         201,641         280,902
  Net property, plant and equipment                           $  342,685        283,363         251,270         251,145
  Total assets                                                $2,070,637      1,773,689       1,426,124       1,356,620
  Long-term debt                                              $  253,587        252,065           1,230           6,317
  Common stockholders' equity                                 $  995,859        870,002         804,937         828,374
  Common shares outstanding                                       56,730         57,163          57,085          58,978
=======================================================================================================================

* Net earnings and net earnings per common share include $565,000 and 1(cent) per share, respectively, applicable to the cumulative effects of changes in accounting principles for Adjusted to give retroactive effect to the 2 for 1 stock split in 1988.

  FAS 109, "Accounting for Income Taxes" and FAS 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."

**Represents net earnings plus depreciation and amortization.


PAGE 38
- -------

DOVER CORPORATION



                           DOVER LONG TERM INVESTMENT
                                (in $ millions)


                                                              Total Long
                 Capital        Stock                            Term
              Expenditures   Repurchase      Acquisitions     Investment
     1984          30            12              101              143
     1985          35            10               29               74
     1986          44            58               76              178
     1987          40            47               58              145
     1988          57            35              206              298
     1989          63            94               --              157
     1990          45            80              103              228
     1991          46            39               14               99
     1992          42            85              112              238
     1993          48             2              321              371
     1994          85            30              188              303




                         DOVER RETURN ON AVERAGE EQUITY
                                      (%)


                        1984                             18.9
                        1985                             16.9
                        1986                             13.4
                        1987                             17.2
                        1988                             20.6
                        1989                             19.4
                        1990                             20.3
                        1991                             15.9
                        1992                             15.9
                        1993                             18.9
                        1994                             21.7


DOVER CORPORATION AND SUBSIDIARIES
11-YEAR CONSOLIDATED SUMMARY OF SELECTED FINANCIAL DATA
(in thousands except per share figures)


                                                                    1990           1989            1988            1987
=======================================================================================================================
Summary of Operations
  Net sales                                                   $2,210,345     $2,120,434      $1,953,754      $1,588,224
  Cost of sales                                                1,516,753      1,480,880       1,363,852       1,096,612
  Selling and administrative expenses                            440,313        404,043         360,122         306,792
  Interest expense                                                30,658         29,644          21,324          15,044
  Other income (deductions), net                                  21,497         21,112          16,304          11,083
  Earnings before taxes                                          244,118        226,979         224,760         180,859
  Income taxes                                                    88,439         82,999          78,988          69,158
- -----------------------------------------------------------------------------------------------------------------------
  Net earnings                                                   155,679        143,980         145,772         111,701
  % of sales                                                         7.0%           6.8%            7.5%            7.0%
  Return on average equity                                          20.3%          19.4%           20.6%           17.2%
  Net earnings per common share                                     2.55           2.28            2.22            1.65
  Dividends per common share                                         .76            .70             .62             .51
- -----------------------------------------------------------------------------------------------------------------------
  Book value per common share                                      13.13          12.00           11.37           10.14
  Depreciation and amortization                                   77,530         78,813          73,797          63,505
  Capital expenditures                                            44,980         62,504          56,779          40,397
  Acquisitions                                                   102,834             --         205,765          57,718
  Cash flow**                                                    233,210        222,793         219,569         175,205
  Weighted average number of common shares outstanding            61,169         63,250          65,726          67,552
  Number of employees                                             20,461         20,049          20,412          17,592
- -----------------------------------------------------------------------------------------------------------------------
Financial position at December 31
  Working capital                                                206,748        245,755         198,038         316,116
  Net property, plant and equipment                              268,386        272,158         268,139         219,031
  Total assets                                                 1,468,366      1,406,376       1,365,630       1,155,226
  Long-term debt                                                  20,955         26,691          27,773          35,134
  Common stockholders' equity                                    787,660        746,809         741,142         671,950
  Common shares outstanding                                       59,971         62,243          65,208          66,252
=======================================================================================================================


                                                                    1986           1985            1984
=======================================================================================================
Summary of Operations
  Net sales                                                   $1,440,745     $1,439,548      $1,288,481
  Cost of sales                                                1,028,394      1,028,530         896,589
  Selling and administrative expenses                            270,432        250,176         215,877
  Interest expense                                                16,475         12,677          10,329
  Other income (deductions), net                                   9,022         11,923          10,402
  Earnings before taxes                                          134,466        160,088         176,088
  Income taxes                                                    50,637         60,060          75,631
- -------------------------------------------------------------------------------------------------------
  Net earnings                                                    83,829        100,028         100,457
  % of sales                                                         5.8%           6.9%            7.8%
  Return on average equity                                          13.4%          16.9%           18.9%
  Net earnings per common share                                     1.21           1.41            1.41
  Dividends per common share                                         .45            .43             .39
- -------------------------------------------------------------------------------------------------------
  Book value per common share                                       9.25           8.88            7.89
  Depreciation and amortization                                   57,008         53,096          46,889
  Capital expenditures                                            44,416         35,196          30,362
  Acquisitions                                                    76,142         29,244         100,517
  Cash flow**                                                    140,836        153,124         147,346
  Weighted average number of common shares outstanding            69,290         70,802          71,272
  Number of employees                                             16,539         16,071          16,193
- -------------------------------------------------------------------------------------------------------
Financial position at December 31
  Working capital                                                295,370        368,998         305,153
  Net property, plant and equipment                              210,908        186,114         183,435
  Total assets                                                 1,036,846      1,017,019         918,166
  Long-term debt                                                  41,711         73,523          73,126
  Common stockholders' equity                                    627,674        625,541         559,088
  Common shares outstanding                                       67,812         70,476          70,886
=======================================================================================================


PAGE 39
- -------


DOVER CORPORATION



                                   CASH FLOW
                                (in $ millions)



                                                Depreciation &
                       Net Income                 Amortization          Total
       1984               100                        47                  147
       1985               100                        53                  153
       1986                84                        57                  141
       1987               112                        63                  175
       1988               146                        74                  220
       1989               144                        79                  223
       1990               156                        77                  233
       1991               128                        85                  213
       1992               130                        77                  207
       1993               158                        77                  235
       1994               202                        96                  298



                      FREE CASH FLOW AS A PERCENT OF SALES
                                      (%)




                                      Annual           3-Year Moving Average
                 1984                   --                    5.8
                 1985                  10.3                   6.3
                 1986                   6.4                   5.6
                 1987                   6.8                   7.9
                 1988                   2.8                   5.3
                 1989                   7.2                   5.6
                 1990                   6.1                   5.4
                 1991                   9.3                   7.5
                 1992                   3.7                   6.4
                 1993                   5.1                   6.0
                 1994                   5.7                   4.9


DOVER CORPORATION AND SUBSIDIARIES
DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

David H. Benson (Nominee)
Non-Executive Director,
Kleinwort Benson Group, PLC.

Magalen O. Bryant**
Director of various corporations

Jean-Pierre M. Ergas
Senior Adviser to President/CEO
Alcan Aluminum Ltd.

Roderick J. Fleming (Nominee)
Director, Robert Fleming Holdings, Limited

John F. Fort**
Director of Tyco Laboratories, Inc.

James L. Koley
President, Koley, Jessen, Daubman & Rupiper, P.C.

Anthony J. Ormsby*
Director of various corporations

Thomas L. Reece*

Gary L. Roubos*

David G. Thomas*n
Director of various corporations

Jerry W. Yochum
President and Chief Executive Officer, Dover Diversified

OFFICERS

Headquarters:
Gary L. Roubos
Chairman

Thomas L. Reece
President and Chief Executive Officer

John F. McNiff
Vice President-Finance

Robert G. Kuhbach
Vice President, General Counsel and Secretary

Robert A. Tyre
Vice President-Corporate Development

Alfred Suesser
Controller

Dover Resources, Inc:
Rudolf J. Herrmann
President and Chief Executive Officer

Dover Industries, Inc:
Lewis E. Burns
President and Chief Executive Officer

Dover Technologies International, Inc:
John E. Pomeroy
President and Chief Executive Officer

Dover Diversified, Inc:
Jerry W. Yochum
President and Chief Executive Officer

Dover Elevator International, Inc:
John B. Apple
President and Chief Executive Officer

STOCKHOLDER INFORMATION

Transfer Agent/Registrar:
Harris Trust & Savings Bank
Chicago, Illinois

Requests concerning stockholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099 are most efficiently answered by corresponding directly with Harris Trust at the following address:

Harris Trust & Savings Bank
311 West Monroe Street
Post Office Box 755
Chicago, Illinois 60690
(312) 461-6832 (tel.)
(312) 461-1530 (fax)

Dover common stock is listed on the New York Stock Exchange with symbol DOV. The common stock is also listed on The London Stock Exchange.

Auditors:
KPMG Peat Marwick LLP
New York, New York

Executive Offices:
Dover Corporation
280 Park Avenue,

New York, New York 10017-1292
(212) 922-1640

* Members of Executive Committee
* Members of Audit Committee
* Members of Compensation Committee



Design: Robert Webster Inc.
Copy: Holcomb Associates
Photographer: Richard Alcorn
Printed on recycled paper.




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

[DOVER LOGO]

Dover Corporation
280 Park Avenue
New York, New York 10017-1292

EXHIBIT 13

The electronic filing includes the folowing numeric tables which replace graphical charts contained within the 1994 Annual Report of the Dover
Corporation:


Page 1:  Dover Corporation's 10-year earnings per share growth for years
         1984-1994.
         Dover Corporation's earnings growth consistency for the years
         1984-1994.

Page 4: Dover Corporation's earnings per share for years 1989-1994. Dover Corporation's profitability measures for years 1989-1994.

Page 6:  Dover Resources operating earnings for years 1990-1994.
         Dover Resources after-tax operating return on investment for years 1990-1994.

Page 9:  Dover Industries operating earnings for years 1990-1994.
         Dover Industries after-tax operating return on investment for years 1990-1994.

Page 12: Dover Technologies operating earnings for years 1990-1994.
         Dover Technologies after-tax operating return on investment for years 1990-1994.

Page 15: Dover Diversified operating earnings for years 1990-1994.
         Dover Diversified after-tax operating return on investment for years 1990-1994.

Page 18: Dover Elevator International, Inc. operating earnings for years
         1990-1994.
         Dover Elevator International, Inc. after-tax operating return on investment for years 1990-1994.

Page 38: Dover Corporation long term investment 1984-1994.
         Dover Corporation return on average equity 1984-1994.

Page 39: Dover Corporation cash-flow 1984-1994.
         Dover Corporation free cash-flow as a percent of sales 1984-1994.

Pages 7, 11, 13, 17, 19, of the Annual Report contain photographs that are not in the Edgar filing. The Captions relating to these photographs provide sufficient descriptive detail and have been retained in the filing. Page 2 of the Annual Report contains a picture, also not included in the Edgar filing, of Thomas L. Reece, the C.E.O. and President of the Dover Corporation.